SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated

11 JULY 2003

AngloGold Limited
_
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
    South Africa____
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:        Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
      No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
      No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:
      No:
Enclosures:
   ANGLOGOLD REPORT FOR THE QUARTER AND SIX MONTHS ENDED 30 JUNE 2000,
PREVIOUSLY FILED WITH THE SEC IN HARD COPY -- REFILED TODAY, ON EDGAR

Quarter
Quarter
Six months
Six months
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended                  ended
ended
ended
June
March
June
June
June
March
June
June
2000
2000
2000
1999
2000
2000
2000
1999
Rand/Metric
Dollar/Imperial
Gold
Produced
-  kg/oz 000
55,957
54,509
110,466
107,150
1,799
1,752
3,551
3,445
Revenue
- R/kg/US$/oz sold
66,192
63,986
65,096
61,398
300
315
308
312
Total cash costs
- R/kg/US$/oz produced
45,745
44,569
45,165
41,031
207
219
214
209
Total production costs
- R/kg/US$/oz produced
52,737
51,022
51,891
46,753
239
251
245
238
Operating profit
- R/US$ million
821
749
1,570
1,565
119
118
237
256
Net capital expenditure
- R/US$ million
356
273
629
558
52
43
95
91
Attributable profit
- R/US$ million
424
430
854
1,629
61
67
128
266
Attributable earnings
- cents per share
397
402
799
1,665
57
62
120
272
Headline earnings
- cents per share
429
431
859
1,475
62
67
129
241
Headline earnings before
deferred taxation rate change
- cents per share
426
431
858
1,005
62
67
129
164
Dividends
- cents per share
750
900
110
149
REPORT
FOR THE QUARTER AND SIX MONTHS
ENDED 30 JUNE 2000
HIGHLIGHTS
Company results for the quarter
•     Overall improvement in performance is reflected in a
10% increase in operating profit in rand terms.
•     Gold production increases by 3% to 1.8 million oz.
•     Total cash costs are reduced by 5% to US$207/oz.
•     Increased deferred tax and reduced interest, together,
reduce headline earnings by 0.4% to R458 million.
Regional operating results for the quarter
SOUTH AFRICA
•     A strong recovery at Great Noligwa and TauTona,
achieving many of the objectives set at last quarter
end, and an increase in gold production of 19% and
16% respectively.
•     Corrective action in place at Bambanani, Elandsrand
and Joel but more work is needed.
•     Gold production rises by 25,000 oz.
•     Volume and value productivity indices improve,
despite a 2% decline in grade.
•     Costs and tax reduce headline earnings marginally
by 1%.
AFRICA
•     Record production and a 12% improvement in total
cash costs at Sadiola.
•     Continued good performance at Navachab.
•     First gold is poured at Geita, three months ahead of
schedule.
NORTH AMERICA
•     Lower grades and continued bad weather reduce
production at Jerritt Canyon by 4%, but production
losses for the first two quarters will be recovered by
year end.
•    Gold production increases by 16% at CC&V.
•     Leach pad extension at CC&V is due for completion
ten weeks early.
SOUTH AMERICA
•     Gold production is 1% up to 105,000oz.
•     Total cash costs are 5% lower at US$133/oz.
AUSTRALASIA
•     Sunrise Dam overcomes its first quarter problems
and increases production by 5% to 49,000oz.
•     Production is up at Pine Creek and Tanami, but
slightly lower at Boddington.
  Growth and market development
•     AngloGold buys a 25% stake in OroAfrica, South
Africa's largest gold jewellery producer. It has a
strategic partnership with Filk, the world's largest
gold chain producer, and provides excellent growth
opportunities in South Africa and worldwide.
•     Project AuTEK is launched to develop new industrial
uses for gold, and a gold catalysis symposium is
planned for next year.
Company results for the half year
•    Operating profit virtually unchanged at R1,570 million.
•    Headline earnings before deferred tax rate adjustment
down 7% due to lower interest and earnings from
associates.
•    Attributable profit down 48% due to the inclusion of
abnormal items in the previous period.
•    A dividend of R7.50 per share is declared, giving a 6%
yield on a share price of R269 per share.
ANGLOGOLD LIMITED
Registration No. 05/17354/06
Incorporated in the Republic of South Africa

Certain forward-looking statements
Certain statements contained in this document, including without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and
production, the completion and commencement of commercial
operations of certain of AngloGold's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold's operations, economic performance and financial condition.
Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been
correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management.
Published by AngloGold's
Corporate Communications Department
PO Box 62117
Marshalltown
2107
South Africa
Telephone: +27 11 637 6147
Fax: +27 11 637 6399/6400
E-mail: investors@anglogold.com

Dear Shareholder
The results reported for the second quarter reflect
good operating performance. Gold production
improved by 3% to 1.8 million ounces;both cash and
total costs reduced by 5%, and operating profit
increased by 10%. In the context of the 5% decline in
the dollar price received for gold sold this quarter, this
is encouraging. Increased taxation, a result of
improved operating profits in South Africa, and lower
interest earned, a consequence of the significant
investments in growth now being made by the
company, have produced attributable profit and
headline earnings down 1% on the previous quarter.
The Board has declared an interim dividend for the
half year of R7.50, representing a dividend yield of
6% on today's price of R269.
It is particularly pleasing to note the improved
performance of the South African mines, with the two
major profit producers, Great Noligwa and TauTona,
increasing their gold output by 19% and 16%
respectively, and recording significant advances in all
key efficiency measures. While the corrective actions
indicated last quarter have been implemented at the
Bambanani, Elandsrand and Joel mines, and some
improvements are evident, further work is still
necessary. At the end of the last quarter we
published a separate report on the South African
operations, setting out plans for correcting the
performance of these five operations. Today we are
releasing another report, providing an update on the
progress to date at these mines*. For the South
African Region as a whole, gold production improved
by 2%, and both the volume and value measures of
labour productivity rose by 11% and 4% respectively,
notwithstanding an average grade that was 2% lower
than the previous quarter.
It is equally encouraging that this quarter saw the
South African mines record their lowest ever rate of
lost time injuries and their best performance in regard
to fatal accidents. This is clear evidence of what can
be achieved, and we hope this will spur management
and employees to sustained and increased efforts in
this area.
Operating profit for the half year to June at
R1,570 million is comparable to the first half of 1999,
although headline earnings before the deferred tax
adjustment at R916 million were down 7% from
R983 million. This was as a consequence of lower
net interest earnings and lower earnings from
associates. Attributable profit is 48% down on the
first half of 1999 due to the effect of a deferred tax
rate change, which was reduced by the write-off
of goodwill included in the previous year.
During the first half of this year AngloGold laid
some important foundations for the company's future
growth. The acquisition of significant stakes in the
Morila and Geita mines in Mali and Tanzania
respectively, as well as the commencement of the
Yatela project in Mali will see the African Region
becoming the company's second largest source of
earnings after South Africa. The major pit expansion
at Sunrise Dam in Australia secures significant
production for a number of years to come.
The e-commerce venture, GoldAvenue, and
the acquisition of a 25% stake in South Africa's
largest gold jewellery manufacturer, OroAfrica,
both announced during the quarter, provide
AngloGold with skilled and experienced partners
and are a further demonstration of AngloGold's
commitment to extracting value from its product
beyond the current limits of mining.
We are equally enthusiastic about gold's potential
to contribute to a cleaner, healthier environment in the
future. During the quarter, we launched Project
AuTEK, an equal joint venture between AngloGold
and Mintek, South Africa's national metallurgical
research organization, to develop gold's application in
catalysis and other environmentally sensitive
industrial uses.
We remain convinced that, in today's gold market,
the future of the industry rests with the companies
that have the energy and determination to innovate,
to invest in and to lead their industry.
*This report is available on the AngloGold website,
http://www.anglogold.com
NICKY OPPENHEIMER
Chairman
BOBBY GODSELL
Chief Executive Officer
26 July 2000
LETTER FROM THE CHAIRMAN AND
THE CHIEF EXECUTIVE OFFICER

SOUTH AFRICA
Overall performance
Productivity and efficiency indicators for the
operations in the South African Region have shown
most encouraging improvements. Measured in square
metres per employee, productivity was up by 11%
quarter-on-quarter, while efficiency, measured in
grams per employee, increased by 4% despite
average grade recovered being 2% lower quarter-on-
quarter.
Significantly improved performance at Great
Noligwa and TauTona, together with continued strong
performances from Kopanang, Tau Lekoa, Tshepong,
Savuka and Ergo, resulted in gold production
increasing by approximately 2% over the previous
quarter to 42,640 kilograms (1.4 million oz).
Total cash costs at R47,574 per kilogram
(US$216 per ounce) were contained to a 2% increase
over the previous quarter, notwithstanding an 8%
increase in area mined and a 3% increase in
development activity.
We regret to report the death of ten employees
during the quarter. Importantly, however, we note the
significant improvement in the safety performance of
the South African Region over the previous quarter
and the corresponding period last year. The number
of lost time injuries for the quarter is the lowest on
record, improving by 19 on the previous best record
in the last quarter of 1999. It is very encouraging to
note that in the quarter both Moab Khotsong and
Great Noligwa recorded lost time injury frequency
rates below the Ontario benchmark.
Mine performance
Production levels at Great Noligwa improved in the
second quarter. Gold production was 19% higher with
improvements in both area mined and grade.
Kopanang had an excellent second quarter,
improving gold production and labour efficiencies
over the previous quarter. Tau Lekoa reports
excellent results with gold production 8% above the
previous quarter and all efficiency parameters
exceeding the levels reported for the March quarter.
Gold output at Bambanani fell by 7% over the
previous period, mainly due to continued
disappointing grades. At Tshepong, production and
efficiency (measured in square metres and grams per
employee) showed significant improvement over the
previous quarter, increasing by 12% and 15%
respectively. The results at Matjhabeng reflect the
scaling down of operations, prior to shaft closures.
Despite a significant increase in mining volume at
Joel, a drop of 11% in the grade and problems in the
gold recovery system led to an 8% decrease in gold
production against the previous quarter.
Management focus on the most profitable mining
panels at TauTona helped improve the area mined,
grade and gold production (which increased by 16%)
over the previous quarter. All efficiency parameters
showed improvements. Despite high levels of
seismicity at Savuka, the operation maintained
mining volume and gold output at the previous
quarter's levels.
Mponeng was unable to sustain the exceptionally
high gold production of the previous quarter.
Seismicity caused the loss of high grade areas and
volumes were increased from lower grade areas to
replace the lost production. The equipping
programme at the Mponeng deepening project has
been completed ahead of schedule. Gold output at
Elandsrand, despite a volume increase, was 6%
down on the previous quarter as a result of lower
grades mined. Damage to high grade faces through
seismicity, coupled with a drop in ore values in the
eastern section, contributed to the lower gold
performance at Deelkraal.
Ergo improved its efficiencies and profit
performance over the previous quarter despite
various production delays experienced this quarter.
AFRICA
Sadiola (38%) has had an excellent quarter with gold
production up 17% to a quarterly record of 62,000
ounces. This was largely achieved as a result of a
record milled throughput of 558,000 tonnes and a
10% increase in recovered grade. Total cash costs
improved by 12% to US$107 per ounce. Unit total
cash costs for the first quarter have been restated
to reflect a change in estimating stockpiles. The mine
has now achieved a record 245 days without a
disabling injury.
The government of Mali has approved the Yatela
shareholders' and operator agreements. The
construction and mining contracts have been
awarded with the construction earthworks having
started on schedule. The first gold production is
scheduled for June 2001.
Navachab had another good quarter with
production of 17,600 ounces at a similar level to the
previous quarter. Total cash costs improved by 4% to
US$208 per ounce. The mine has had no disabling
injuries during the year. The operation retained its
NOSA five-star safety rating.
SUMMARY OF OPERATIONS

The transaction relating to the purchase of an
effective 40% interest in the Morila project in Mali
from Randgold Resources was completed on 3 July
2000. AngloGold has been appointed the operator of
the mine. Construction, which began in 1999, is 70%
complete and stockpiling of ore for commissioning is
in progress. The first gold pour at Morila is expected
during October.
AngloGold and Ashanti announced on 26 June
2000 that they had signed an agreement in respect of
the acquisition by AngloGold of a 50% interest in the
Geita project in Tanzania. The transaction, which is
subject to regulatory, governmental, Ashanti
shareholder and bank creditor approvals, is expected
to be completed by the end of September this year.
The two companies have also agreed the terms of a
joint venture agreement that will govern how the two
partners will jointly operate the Geita project. Geita is
currently being commissioned and achieved its first
gold pour during June, three months ahead of
schedule. Under the current mine plan, annual
production is estimated at 500,000 ounces at an
operating total cash cost of under US$180 per ounce.
The official opening of the mine is scheduled for
3 August 2000.
NORTH AMERICA
At Jerritt Canyon (70%), the second quarter's
production, at 57,000 ounces, was some 4% lower
than the first quarter. The mill grade was 4% lower
than the first quarter. Tonnage processed in the
second quarter continued to be affected by wet
weather conditions and was approximately 2% higher
than the first quarter, but lower than expectations.
Production lost during the first half of the year will be
recovered in the next six months. Additionally,
following the conclusion of an ore purchase
agreement with Cortez, production is expected to be
further increased by some 30,000 ounces over the
rest of the year.
Total cash costs for the second quarter were
US$199 per ounce, 7% higher than the first quarter,
owing to increased underground mining costs and
decreased grades.
Production at Cripple Creek & Victor (67%,
with a 100% interest in production ounces, subject
to contractual obligations by the joint venture
partners) was 63,000 ounces, 16% higher than the
first quarter. Despite unanticipated expenditure
arising from costs incurred to counter the cyanide
ban initiative in Colorado and increased diesel fuel
prices, total cash costs were US$193 per ounce,
some 4% lower than the first quarter.
Phase 3 of the leach pad expansion was 95%
complete at quarter-end. The project will be completed
under budget and ten weeks ahead of schedule.
Field exploration work will begin in Alaska and
Canada this summer following completion of two joint
venture agreements during the second quarter.
SOUTH AMERICA
Gold production at the South American operations
Morro Velho (100%), Serra Grande (50%) and Cerro
Vanguardia (46.25%)  was marginally higher than
the previous quarter at 105,000 ounces. This is
attributable to higher volumes of production at Serra
Grande and Cerro Vanguardia and improved grade at
Cerro Vanguardia and Morro Velho.
Total cash costs for the quarter were 5% lower
than the first quarter at US$133 per ounce, chiefly
because of lower costs at Morro Velho and Cerro
Vanguardia and the higher production levels at Serra
Grande and Cerro Vanguardia. Capital expenditure
was some US$2 million higher than the previous
quarter.
Implementation of the NOSA system at the mining
operations is under way and appears to be yielding
positive results: at Cerro Vanguardia the improving
trend noted last quarter continues and Serra Grande
remains below the Ontario benchmark although
Morro Velho has yet to achieve this target.
In Brazil, drilling at the Corrego de Sitio project has
defined a new area of high grade oxide
mineralization at Carvoaria Velha. Highly encouraging
results have also been obtained in Colombia where
AngloGold is in a joint venture with Conquistador
Mines.
AUSTRALASIA
Although some residual impacts of the cyclonic rains
that disrupted activities during the first quarter
continued to be felt in the current quarter, production
increased to 123,000 ounces (4% increase on the
previous quarter).
Sunrise Dam (100%) lifted production to 49,000
ounces which is 5% up on the previous quarter.
However, higher activity levels to replenish ore
stockpiles that had been depleted during the previous
quarter when rain restricted mining, added to total
cash operating costs and increased the unit rate to
A$365 (US$215) per ounce. If the stock build
component is excluded from total cash costs, the rate
falls to below A$300 (US$177) per ounce, which is in
line with the mine's performance profile in the longer
term. The expansion of the operation, which was
approved in April, is proceeding on schedule. The key
mining contract has been awarded and mobilisation
of the expanded mining fleet has begun. Award of
the contract for the upgrade of the plant is imminent,
with construction expected to commence in August.

Production from the Pine Creek (100%) operations
increased by 4% to 42,000 ounces. With operations
recovering from the record wet season, Union Reefs
lifted production by 13% to 29,000 ounces.
Nowithstanding this improvement, the mine has
continued to contend with low head grades from ore
being mined in predominantly cut-back areas of the
pit. As a consequence, production has been below
expectations and, although total cash costs fell by 7%
relative to the previous quarter, they are still high at
A$449 (US$264) per ounce. Mining has now ceased
at Brocks Creek and all processing is from stockpiles.
Production for the quarter was 12,000 ounces at a
total cash cost of A$325 (US$191) per ounce. Site
rehabilitation is progressing in accordance with plans,
which will see all operations cease during the
December quarter of this year.
At Boddington (33.3%), production of just under
20,000 ounces was slightly less than the previous
period. The oxide mine is now in the final phase of its
life and, with ore being sourced from low-grade
remnant ore blocks and stockpiles, head grades have
been low, resulting in a 10% increase in total cash
costs to A$385 (US$227) per ounce. New resource
and reserve estimates have been made for the
Boddington Expansion Project (Wandoo). The
resource now totals 720 million tonnes at
0.84 grams/tonne gold and 0.11% copper for
19.7 million ounces of gold (up 28%). The reserve
totals 390 million tonnes at 0.87 grams/tonne gold
and 0.12% copper for 10.9 million ounces of gold.
The expansion feasibility study is progressing rapidly
with completion of the full feasibility anticipated late
in the third quarter.
Although the Tanami mine (40%) continued to feel
the impact of the heavy rain during the March
quarter, production still increased in the June quarter
by 21% (to 12,000 ounces) and total cash costs were
reduced by 12% to A$449 (US$264) per ounce.
Field exploration activities resumed during the
quarter. The most encouraging results have been
obtained from drilling on the Coyote discovery in the
Tanami Desert which remains open at depth and
along strike.

The second quarter saw the gold market
considerably quieter than in the first three months of
the year. The market opened under pressure from
disappointing long positions, but physical demand
once again steadied the price at around $270 per
ounce and allowed the market to regroup. The gold
price closed the quarter in the high $280s, and the
average price for the quarter was $280 per ounce,
compared with $290 in the first quarter.
By contrast, the currency market saw considerable
action. After weakening by almost 8% against a
strong US dollar during the first quarter of the year,
the rand lost a further 10% early in the second
quarter to touch a record low of almost R7.20 to the
dollar before recovering to close at around R6.80.
The average of R6.87 for the quarter compares with
the first quarter average of R6.30 to the dollar. The
South African spot price of gold averaged R61,830
per kilogram for the period compared with R58,750
for the previous quarter.
The physical markets for gold presented no
surprises during this quarter. Demand in the major
markets remained healthy, allowing for seasonally
quiet periods in the developed markets, and the pre-
monsoon lull in India.
On the supply side, the Swiss National Bank
commenced their planned sales of reserves without
any particular negative reaction by the market,
reflecting the degree to which official selling in terms
of the Washington Agreement is accepted by market
participants as an integral part of our market today.
The ongoing sales of gold by the United Kingdom
remain an anomaly in this respect, because of the
method of selling by fixed auction into a traded
market. This has the effect of requiring the market to
absorb the metal in a manner at variance with
otherwise effective market conventions.
Notwithstanding the early weakness in the gold
price, the quarter gave clear signals of underlying
support levels for gold in the market. The market has
consistently held up against the pressures of short
selling at around US$270 per ounce and has
consistently managed to regroup above US$280 per
ounce. This support level underlines the importance
of healthy and reliable physical demand for the metal.
The positive impact of this support has been clear for
some time, although market turmoil last year perhaps
concealed the full value of physical demand for some
months in 1999.
Combined with the steady physical support, lower
levels of speculative trading in gold this past quarter
have contributed to a tighter trading range than has
been seen for some time. The withdrawal of certain
managed funds from the market has been a
significant element in the reduced levels of
speculative activity. Looking further forward, as long
as physical demand continues to provide floor price
support, there is likely to be greater potential for gold
on the upside than on the downside. With limited fund
selling and little likelihood of any recurrence of the
large incremental hedge sales by some gold
producers in 1999, there is probably substantially
less liquidity on the upside, and sustained buying
would be unlikely to meet the resistance of heavy
selling that has occurred in recent years.
The AngloGold open hedge position as at the end
of June 2000 is shown overleaf. The net exposure in
the hedge reflects some new hedge cover entered
into for the Yatela, Morila and Geita projects, and a
higher quarter-end spot price ($288 per ounce
against $279 at the end of March) off which the
hedge delta tonnage is calculated.
GOLD MARKET

NET DELTA OPEN HEDGE POSITION AS AT 30 JUNE 2000
As at 30 June 2000, the group had outstanding the following net forward pricing commitments against future production. A portion of these sales consists of US dollar-priced contracts which have been converted to rand prices at average annual forward rand values based on a spot rand/dollar rate of 6.78 available on 30 June 2000.
Kilograms
Forward price
Forward price
Ounces
sold
rand per kg
US$ per oz
sold (000)
12 months ending
31 December 2000
90,820
66,082
297
2,920
2001
102,447
75,099
327
3,294
2002
87,131
82,384
339
2,801
2003
57,189
88,099
339
1,839
2004
32,767
95,343
342
1,053
January 2005  December 2009
107,614
121,530
350
3,460
Total
477,968
88,111
331
15,367
The marked to market value of all hedge transactions making up the hedge positions in the above table was
R7.5 million (US$1.1 million) as at 30 June 2000. The value was based on a gold price of US$288 per ounce, exchange rates of R/US$ 6.78 and US$/AU$ 0.60 and the prevailing market interest rates and volatilities at the time.
As at 26 July 2000, the marked to market value of the hedge book was R713 million (US$102 million) based on a gold price of US$279 per ounce and exchange rates of R/US$6.97 and US$/AU$0.59 and the prevailing market interest rates and volatilities at the time.
GOLD MARKET

ANGLOGOLD HEDGE POSITION AS AT 30 JUNE 2000
Year
2000
2001
2002
2003
2004
20052009
Total
DOLLAR GOLD
Forward Contracts
Amount (kg)
72,742
43,941
31,271
27,316
18,399
68,454
262,123
US$ per oz
$287
$328
$330
$336
$338
$351
$324
Put Options Purchased
Amount (kg)
2,177
3,110
3,110
4,977
1,866
15,240
US$ per oz
$327
$396
$407
$362
$433
$382
*Delta (kg)
1,607
2,942
2,744
2,954
1,456
11,703
Put Options Sold
Amount (kg)
11,975
11,975
US$ per oz
$283
$283
*Delta (kg)
4,207
4,207
Call Options Purchased
Amount (kg)
16,174
1,555
17,729
US$ per oz
$334
$350
$335
*Delta (kg)
594
360
954
Call Options Sold
Amount (kg)
27,358
8,731
11,885
10,463
3,303
3,938
65,678
US$ per oz
$304
$357
$373
$372
$342
$347
$339
*Delta (kg)
11,496
1,962
3,198
3,800
2,017
2,743
25,216
RAND GOLD
Forward Contracts
Amount (kg)
104
36,530
33,787
10,635
6,427
15,879
103,362
Rand per kg
R2,044,676
R75,067
R80,159
R84,202
R88,942
R133,729
R89,530
Put Options Purchased
Amount (kg)
622
1,244
1,866
Rand per kg
R69,059
R75,522
R73,368
*Delta (kg)
467
855
1,322
Put Options Sold
Amount (kg)
775
775
Rand per kg
R60,131
R60,131
*Delta (kg)
81
81
Call Options Purchased
Amount (kg)
3,885
3,885
Rand per kg
R62,443
R62,443
*Delta (kg)
2,483
2,483
Call Options Sold
Amount (kg)
12,913
18,214
14,357
4,519
1,875
4,994
56,872
Rand per kg
R68,629
R78,116
R87,002
R93,765
R93,602
R113,695
R83,083
*Delta (kg)
1,764
4,867
4,790
1,941
1,358
3,406
18,126
AU DOLLAR GOLD
Forward Contracts
Amount (kg)
10,264
12,106
12,597
10,731
3,110
36,391
85,199
AU$ per oz
AU$510
AU$550
AU$623
AU$570
AU$532
AU$612
AU$584
Call Options Purchased
Amount (kg)
4,043
4,121
6,687
778
36,391
52,020
AU$ per oz
AU$705
AU$717
AU$728
AU$703
AU$686
AU$696
*Delta (kg)
260
396
1,256
188
19,259
21,359
RAND DOLLAR (000)
Forward Contracts
Amount (US$)
230,414
20,000
20,000
270,414
ZAR per US$
R6.59
R6.14
R6.48
R6.55
Put Options Purchased
Amount (US$)
77,500
20,000
97,500
ZAR per US$
R6.71
R6.90
R6.75
*Delta (US$)
27,595
8,532
36,127
Put Options Sold
Amount (US$)
50,000
50,000
ZAR per US$
R6.46
R6.46
*Delta (US$)
12,008
12,008
Call Options Purchased
Amount (US$)
5,030
10,470
5,450
20,950
ZAR per US$
R5.85
R6.15
R6.48
R6.16
*Delta (US$)
4,918
9,150
4,454
18,522
Call Options Sold
Amount (US$)
156,500
45,670
33,450
8,000
243,620
ZAR per US$
R6.80
R6.81
R7.06
R6.94
R6.84
*Delta (US$)
82,032
27,753
21,942
6,536
138,263
*The delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black and Scholes option formula with the ruling market prices, interest rates and volatilities as at
30 June 2000.

1.
The results included herein for the quarter and six months ended 30 June 2000, which are unaudited, have been prepared using accounting policies which are in accordance with the standards issued by the
International Accounting Standards Committee and the South African Institute of Chartered Accountants.
Where appropriate, comparative figures have been restated.
2.
During the quarter 18,400 ordinary shares were allotted in terms of the Share Incentive Scheme, thereby increasing the number of ordinary shares in issue at 30 June 2000 to 107,014,687.
3.
Last quarter it was reported that AngloGold had entered into a non-binding heads of agreement for the acquisition of a 50% joint venture interest in the Geita project in Tanzania from Ashanti Goldfields Company
Limited (Ashanti). On 26 June 2000 it was announced that the formal agreement had been signed with
Ashanti. The transaction, which is subject to regulatory and governmental approvals as well as Ashanti shareholders' and bank creditor ratifications, is expected to be completed by the end of September 2000.
4.
The agreement for the previously announced purchase from Randgold Resources Limited of a 40% interest in the Morila gold mining project in Mali was signed on 29 May 2000 and payment of the purchase price of
US$132 million was effected on 3 July 2000.
5.
An agreement for a revolving credit facility of US$120 million was concluded with Crdit Agricole Indosuez on 28 June 2000. The facility is intended for general corporate purposes, including overseas investments as approved by the South African Reserve Bank.
6.
Earnings per share have been calculated using the weighted average number of ordinary shares in issue.
7.
Orders placed and outstanding on capital contracts as at 30 June 2000 totalled R126.9 million, equivalent to US$18.7 million at the rate of exchange ruling on that date.
8.
Dividend
The directors have today declared Interim Dividend No. 88 of 750 (1999: 900) South African cents per ordinary share for the six months ended 30 June 2000. Payment details are as follows:
To registered holders of ordinary shares
South African and
United Kingdom
Australian
share registers
share register
2000
2000
Ex-dividend date
Monday, 14 August
Monday, 7 August
Last day to register for dividend and for change
of address or dividend instruction
Friday, 11 August
Not applicable
Record date
Friday, 11 August
Friday, 11 August
Registers closed
from
Saturday, 12 August
Not applicable
to (inclusive)
Saturday, 19 August
Not applicable
Currency conversion date
Monday, 14 August
Monday, 14 August
for UK pounds
for Australian dollars
Dividend cheques posted
Thursday, 21 September
Thursday, 21 September
Payment date of dividend
Friday, 22 September
Friday, 22 September
NOTES

To holders of American Depositary Shares
(Each American Depositary Share (ADS) represents one-half of an ordinary share)
2000
Ex-dividend on New York Stock Exchange
Wednesday, 9 August
Record date
Friday, 11 August
Approximate date for currency conversion into US dollars
Friday, 22 September
Approximate payment date of dividend
Monday, 2 October
For illustrative purposes, the dividend payable on an ADS was equivalent to 53.89 US cents at the rate of exchange ruling on Tuesday, 25 July 2000. This compares with the interim dividend of 74.07 US cents per
ADS paid on 4 October 1999.
9.
Additional information to be disclosed to the Australian Stock Exchange in terms of the requirements of that Exchange, will be made available on the Internet and in printed format from the investor relations contacts, whose details, along with the website address, appear at the end of this document.
By order of the Board
N F OPPENHEIMER
R M GODSELL
Chairman
Chief Executive Officer
26 July 2000

GROUP OPERATING RESULTS
Issued Capital:
107,014,687 ordinary shares of 50 cents each
2,000,000 A redeemable preference shares
778,896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Statistics are shown in metric units and financial figures in South African rand.
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
June
March
June
June
2000
2000
2000
1999
GOLD
UNDERGROUND OPERATIONS
Tonnes milled
- reef
- 000
5,354
5,118
10,472
10,696
- waste
48
76
124
312
- total
5,402
5,194
10,596
11,008
Yield
- reef
- g/t
7.92
8.17
8.04
8.25
- waste
0.53
0.69
0.63
0.90
- average
7.85
8.06
7.95
8.04
Gold produced
- reef
- kg
42,394
41,800
84,194
88,253
- waste
26
52
78
280
- total
42,420
41,852
84,272
88,533
PRODUCTIVITY
g/employee
- target
207
205
206
220
- actual
192
186
189
208
SURFACE AND  DUMP RECLAMATION
Tonnes treated
- 000
13,482
12,356
25,839
27,752
Yield
- g/t
0.30
0.32
0.31
0.29
Gold produced
- kg
4,069
3,932
8,001
7,933
OPEN-PIT OPERATIONS
Tonnes mined
- 000
12,545
11,822
24,367
24,284
Stripping ratio
- t(mined-treated)
/t treated
1.20
1.04
1.12
2.61
Tonnes treated
- 000
5,694
5,799
11,493
6,723
Yield
- g/t
1.66
1.50
1.58
1.59
Gold produced
- kg
9,468
8,725
18,193
10,684
TOTAL
Gold produced
- kg
55,957
54,509
110,466
107,150
Revenue - R/kg sold
- (excluding accelerated hedge)
65,741
63,704
64,729
61,187
- (including accelerated hedge)
66,192
63,986
65,096
61,398
Total cash costs
- R/kg produced
45,745
44,569
45,165
41,031
Total production costs
- R/kg produced
52,737
51,022
51,891
46,753
CAPITAL EXPENDITURE
- mining direct
333.6
254.7
588.3
497.9
- other
25.6
25.3
50.9
60.5
- recoupments
(3.6)
(6.4)
(10.0)
-
Net capital expenditure
355.6
273.6
629.2
558.4

GROUP OPERATING RESULTS
Issued Capital:
107,014,687 ordinary shares of 50 cents each
2,000,000 A redeemable preference shares
778,896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Statistics are shown in imperial units and financial figures in US dollars.
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
June
March
June
June
2000
2000
2000
1999
GOLD
UNDERGROUND OPERATIONS
Tons milled
- reef
- 000
5,902
5,641
11,543
11,790
- waste
53
83
136
343
- total
5,955
5,724
11,679
12,133
Yield
- reef
- oz/t
0.231
0.238
0.235
0.241
- waste
0.019
0.012
0.015
0.026
- average
0.229
0.235
0.232
0.235
Gold produced
- reef
- oz 000
1,363
1,344
2,707
2,838
- waste
1
1
2
9
- total
1,364
1,345
2,709
2,847
PRODUCTIVITY
oz/employee
- target
6.66
6.60
6.63
7.08
- actual
6.16
5.99
6.07
6.69
SURFACE AND  DUMP RECLAMATION
Tons treated
- 000
14,862
13,621
28,482
30,591
Yield
- oz/t
0.009
0.009
0.009
0.008
Gold produced
- oz 000
131
126
257
254
OPEN-PIT OPERATIONS
Tons mined
- 000
13,829
13,031
26,860
26,769
Stripping ratio
- t(mined-treated)
/t treated
1.20
1.04
1.12
2.61
Tons treated
- 000
6,277
6,392
12,668
7,410
Yield
- oz/t
0.05
0.044
0.046
0.046
Gold produced
- oz 000
304
281
585
344
TOTAL
Gold produced
- oz 000
1,799
1,752
3,551
3,445
Revenue - $/oz  sold
- (excluding accelerated hedge)
298
314
306
311
- (including accelerated hedge)
300
315
308
312
Total cash costs
- $/ounce produced
207
219
214
209
Total production costs
- $/ounce produced
239
251
245
238
Rand/US Dollar average exchange rate
6.87
6.31
6.58
6.11
CAPITAL EXPENDITURE
- mining direct
48.6
40.3
88.9
81.4
- other
3.7
4.0
7.7
9.9
- recoupments
(0.5)
(1.0)
(1.5)
-
Net capital expenditure
51.8
43.3
95.1
91.3

*GOUP INCOME STATEMENT
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
June
March
June
June
SA Rand million
2000
2000
2000
1999
Turnover
3,802.3
3,646.0
7,448.3
6,744.9
Gold revenue
3,734.5
3,568.5
7,303.0
6,671.4
Normal
3,709.4
3,553.0
7,262.4
6,648.8
Accelerated hedge
25.1
15.5
40.6
22.6
Cost of sales
2,913.6
2,819.9
5,733.5
5,106.2
Cash operating costs
2,558.1
2,417.8
4,975.9
4,430.2
Other cash costs
24.9
32.0
56.9
19.1
Total cash costs
2,583.0
2,449.8
5,032.8
4,449.3
Retrenchment costs
25.1
15.5
40.6
22.6
Rehabilitation and other non cash-costs
3.4
13.1
16.5
27.7
Production costs
2,611.5
2,478.4
5,089.9
4,499.6
Amortisation of mining assets
377.3
335.5
712.8
592.6
Total production costs
2,988.8
2,813.9
5,802.7
5,092.2
Inventory change
(75.2)
6.0
(69.2)
14.0
Operating profit
820.9
748.6
1,569.5
1,565.2
Corporate administration and other expenses
32.3
40.9
73.2
89.3
Exchange gain on transactions other than sales
0.4
9.9
10.3
4.6
Marketing development costs
25.5
20.3
45.8
45.1
Research and development
11.7
9.3
21.0
18.4
Exploration costs
54.1
71.1
125.2
114.5
Profit from operations
697.7
616.9
1,314.6
1,302.5
Interest paid
97.3
117.3
214.6
121.7
Unwinding of decommissioning obligation
(4.1)
4.8
0.7
9.1
Interest receivable
41.1
108.3
149.4
187.2
Growth in AngloGold Environmental Rehabilitation Trust
4.6
4.6
9.2
9.9
Income from associates
10.7
7.7
18.4
43.2
Dividends received
-
-
-
2.0
Profit (loss) on sale of mining assets
0.9
(1.4)
(0.5)
-
Profit on ordinary activities before taxation
661.8
614.0
1,275.8
1,414.0
Taxation
195.7
138.4
334.1
(41.5)
Normal taxation
155.0
149.5
304.5
386.2
Deferred taxation
- current
43.4
(12.0)
31.4
32.2
- rate change
(2.7)
0.9
(1.8)
(459.9)
Profit on ordinary activities after taxation
466.1
475.6
941.7
1,455.5
Profit on sale of associate
-
-
-
543.2
Amortisation of goodwill
33.5
30.4
63.9
357.6
Minority interest
8.4
15.9
24.3
12.2
Profit attributable to ordinary shareholders
424.2
429.3
853.5
1,628.9
Headline earnings
The basic earnings have been adjusted by the following
to arrive at headline earnings:
Basic earnings
424.2
429.3
853.5
1,628.9
Less: Profit on sale of associate
-
-
-
543.2
Add: Amortisation of goodwill
33.5
30.4
63.9
357.6
Headline earnings
457.7
459.7
917.4
1,443.3
Add : Deferred taxation rate change
(2.7)
0.9
(1.8)
(459.9)
Headline earnings before deferred taxation rate change
455.0
460.6
915.6
983.4
Earnings per ordinary share - cents
- Basic
397
402
799
1,665
- Headline
429
431
859
1,475
- Headline before deferred taxation rate change
426
431
858
1,005
Dividends
- Rm
802.6
880.8
- cents per share
750
900
"The results have been prepared in accordance with International Accounting Standards."

GROUP INCOME STATEMENT
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
June
March
June
June
US Dollar million
2000
2000
2000
1999
Turnover
553.6
576.5
1,130.1
1,103.3
Gold revenue
543.8
564.4
1,108.2
1,091.2
Normal
540.1
562.0
1,102.1
1,087.5
Accelerated hedge
3.7
2.4
6.1
3.7
Cost of sales
424.6
446.7
871.3
835.1
Cash operating costs
372.8
383.1
755.9
724.6
Other cash costs
3.6
5.0
8.6
3.1
Total cash costs
376.4
388.1
764.5
727.7
Retrenchment costs
3.7
2.4
6.1
3.7
Rehabilitation and other non-cash costs
0.5
2.1
2.6
4.5
Production costs
380.6
392.6
773.2
735.9
Amortisation of mining assets
54.9
53.3
108.2
96.9
Total production costs
435.5
445.9
881.4
832.8
Inventory change
(10.9)
0.8
(10.1)
2.3
Operating profit
119.2
117.7
236.9
256.1
Corporate administration and other expenses
4.7
6.7
11.4
14.7
Exchange gain on transactions other than sales
-
1.5
1.5
0.8
Marketing development costs
3.7
3.3
7.0
7.4
Research and development
1.7
1.5
3.2
3.0
Exploration costs
7.9
11.1
19.0
18.7
Profit from operations
101.2
96.6
197.8
213.1
Interest paid
14.2
18.5
32.7
19.9
Unwinding of decommissioning obligation
(0.6)
0.8
0.2
1.5
Interest receivable
5.9
17.1
23.0
30.6
Growth in AngloGold Environmental Rehabilitation Trust
0.7
0.7
1.4
1.6
Income from associates
1.6
1.1
2.7
7.1
Dividends received
-
-
-
0.3
Profit (loss) on sale of mining assets
0.1
(0.2)
(0.1)
-
Profit on ordinary activities before taxation
95.9
96.0
191.9
231.3
Taxation
28.5
22.1
50.6
(6.9)
Normal taxation
22.6
23.7
46.3
63.2
Deferred taxation
- current
6.3
(1.8)
4.5
5.3
- rate change
(0.4)
0.2
(0.2)
(75.4)
Profit on ordinary activities after taxation
67.4
73.9
141.3
238.2
Profit on sale of associate
-
-
-
88.7
Amortisation of goodwill
4.9
4.8
9.7
58.6
Minority interest
1.2
2.6
3.8
2.0
Profit attributable to ordinary shareholders
61.3
66.5
127.8
266.3
Headline earnings
The basic earnings have been adjusted by the following
to arrive at headline earnings:
Basic earnings
61.3
66.5
127.8
266.3
Less: Profit on sale of associate
-
-
-
88.7
Add: Amortisation of goodwill
4.9
4.8
9.7
58.6
Headline earnings
66.2
71.3
137.5
236.2
Add : Deferred taxation rate change
(0.4)
0.2
(0.2)
(75.4)
Headline earnings before deferred taxation rate change
65.8
71.5
137.3
160.8
Earnings per ordinary share - cents
- Basic
57
62
120
272
- Headline
62
67
129
241
- Headline before deferred taxation rate change
62
67
129
164
Dividends
- $m
118.1
145.9
- cents per share
110
149
"The results have been prepared in accordance with International Accounting Standards."

June 2000
June 1999
March 2000
US Dollar million
June 2000
SA Rand million
GROUP BALANCE SHEET
March 2000
June 1999
ASSETS
Non-current assets
Mining assets
2,434.6
2,637.2
2,562.1
17,409.7
14,694.6
17,207.5
Goodwill
144.5
285.3
276.6
1,879.7
872.4
1,861.4
Investments in associates
13.2
12.4
12.4
84.1
79.5
81.2
Other investments
9.4
7.3
6.3
42.8
56.8
47.4
AngloGold Environmental Rehabilitation Trust
38.9
42.7
41.6
282.9
234.6
278.3
Long-term loans - unsecured
58.8
53.8
46.9
318.4
354.9
351.1
2,699.4
3,038.7
2,945.9
20,017.6
16,292.8
19,826.9
Current assets
Inventories
173.1
181.4
196.1
1,332.7
1,044.9
1,183.6
Trade and other receivables
165.7
222.2
235.0
1,596.5
1,000.4
1,450.1
Current portion of loans advanced
21.2
23.2
18.3
124.0
127.7
151.6
Cash and cash equivalents
484.3
351.0
310.6
2,110.4
2,923.0
2,290.6
844.3
777.8
760.0
5,163.6
5,096.0
5,075.9
Total assets
3,543.7
3,816.5
3,705.9
25,181.2
21,388.8
24,902.8
EQUITY AND LIABILITIES
Capital and reserves
Share capital and premium
872.9
1,220.4
1,167.7
7,934.6
5,268.8
7,963.5
Non-distributable reserve
25.6
39.1
35.0
237.6
154.9
255.8
Retained earnings
544.1
412.5
460.1
3,126.5
3,284.0
2,691.3
Shareholders' equity
1,442.6
1,672.0
1,662.8
11,298.7
8,707.7
10,910.6
Minority interests
28.2
27.5
27.2
184.6
170.2
179.2
1,470.8
1,699.5
1,690.0
11,483.3
8,877.9
11,089.8
Non-current liabilities
Borrowings
714.3
670.2
649.8
4,415.4
4,311.3
4,373.0
Debentures
16.6
18.5
17.8
120.7
99.9
120.7
Provisions
309.1
320.2
309.4
2,102.6
1,865.8
2,089.4
Deferred taxation
664.8
644.5
632.2
4,295.8
4,012.3
4,205.1
1,704.8
1,653.4
1,609.2
10,934.5
10,289.3
10,788.2
Current liabilities
Trade and other payables
219.0
267.8
262.1
1,780.9
1,321.8
1,747.3
Current portion of borrowings
94.0
121.7
115.0
781.4
567.3
794.0
Taxation
55.1
74.1
29.6
201.1
332.5
483.5
368.1
463.6
406.7
2,763.4
2,221.6
3,024.8
Total equity and liabilities
3,543.7
3,816.5
3,705.9
25,181.2
21,388.8
24,902.8
"The results have been prepared in accordance with International Accounting Standards."

Six months
ended
June
1999
Six months
ended
June
2000
Quarter
ended
June
2000
Quarter
ended
June
2000
Six months
ended
June
2000
Six months
ended
June
1999
US Dollar million
SA Rand million
GROUP CASH FLOW STATEMENT
Cash flows from operating activities
279.1
236.4
118.5
816.5
1,569.0
1,706.5
Cash generated from operations
(19.9)
(32.7)
(14.2)
(97.3)
(214.6)
(121.7)
Interest paid
30.6
23.0
5.9
41.1
149.4
187.2
Interest received
1.6
1.4
0.7
4.6
9.2
9.9
Growth in AngloGold Environmental Rehabilitation Trust
5.7
1.1
0.6
4.3
7.5
34.8
Dividends received from associates
0.3
-
-
-
-
2.0
Dividends received
(272.1)
(178.5)
-
-
(1,178.1)
(1,663.6)
Dividends paid
(67.1)
(74.4)
(63.7)
(437.4)
(489.3)
(410.1)
Mining and normal taxation paid
(41.8)
(23.7)
47.8
331.8
(146.9)
(255.0)
Net cash (outflow) / inflow from operating activities
Cash flows from investing activities
(91.3)
(96.6)
(52.3)
(359.2)
(639.2)
(558.4)
Capital expenditure
-
1.5
0.5
3.6
10.0
-
Recoupments from sale of mining assets
-
(0.2)
(0.2)
(1.2)
(1.2)
-
Investments acquired
(459.2)
-
-
-
-
(2,840.8)
Acquisition of subsidiaries
215.3
1.2
1.2
7.9
7.9
1,316.4
Proceeds from sale of investments
(335.2)
(94.1)
(50.8)
(348.9)
(622.5)
(2,082.8)
Net cash outflow from investing activities
Cash flows from financing activities
0.5
1.5
0.5
3.6
10.0
2.9
Proceeds from issue of share capital
(0.3)
(2.7)
(2.6)
(17.7)
(17.8)
(1.8)
Share issue expenses
505.5
-
-
-
-
3,090.4
Proceeds from borrowings
(32.1)
(45.8)
(41.5)
(285.4)
(301.4)
(196.1)
Repayment of borrowings
-
(3.8)
(3.1)
(21.1)
(24.7)
-
Loans advanced
16.1
18.6
16.9
116.2
122.1
98.4
Repayment of loans advanced
489.7
(32.2)
(29.8)
(204.4)
(211.8)
2,993.8
Net cash (outflow) / inflow from financing activities
112.7
(150.0)
(32.8)
Net (decrease) / increase in cash and cash equivalents
(221.5)
(981.2)
656.0
118.0
(31.9)
(7.6)
41.3
60.6
775.2
Translation adjustment
253.6
492.5
351.0
2,290.6
3,031.0
1,491.8
Opening cash and cash equivalents
484.3
310.6
310.6
Closing cash and cash equivalents
2,110.4
2,110.4
2,923.0
Note to the Cash Flow Statement
Cash generated from operations
231.3
191.9
95.9
661.8
1,275.8
1,414.0
Profit on ordinary activities before taxation
Adjusted for:
4.5
2.6
0.5
3.4
16.5
27.7
Non-cash movements
96.9
108.2
54.9
377.3
712.8
592.6
Amortisation of mining assets
19.9
32.7
14.2
97.3
214.6
121.7
Interest paid
1.5
0.2
(0.6)
(4.1)
0.7
9.1
Unwinding of decommissioning obligation
(30.6)
(23.0)
(5.9)
(41.1)
(149.4)
(187.2)
Interest receivable
(1.6)
(1.4)
(0.7)
(4.6)
(9.2)
(9.9)
Growth in AngloGold Environmental Rehabilitation Trust
(7.1)
(2.7)
(1.6)
(10.7)
(18.4)
(43.2)
Income from associates
(0.3)
-
-
-
-
(2.0)
Dividends received
-
0.1
(0.1)
(0.9)
0.5
-
(Profit) loss on sale of mining assets
(35.4)
(72.2)
(38.1)
(261.9)
(474.9)
(216.3)
Movement in working capital
279.1
236.4
118.5
816.5
1,569.0
1,706.5
The following analyses the movement in working capital:
4.8
(24.9)
(21.7)
(149.1)
(163.7)
29.1
(Increase) decrease in inventories
16.9
(12.5)
(21.3)
(146.4)
(82.1)
103.5
(Increase) decrease in trade and other receivables
(57.1)
(34.8)
4.9
33.6
(229.1)
(348.9)
Decrease in trade and other payables
(35.4)
(72.2)
(38.1)
(261.9)
(474.9)
(216.3)
"The results have been prepared in accordance with International Accounting Standards."

KEY OPRATING RESULTS
PER REGION
Yield - g/t
Gold produced - kg
SA Rand / Metric
Quarter
ended
June
2000
Quarter
ended
March
2000
Six months
ended
June
2000
Quarter
ended
June
2000
Quarter
ended
March
2000
Six months
ended
June
2000
SOUTH AFRICAN REGION
VAAL RIVER
12.25
11.20
11.75
Great Noligwa Mine
7,646
6,449
14,095
6.99
7.22
7.10
Kopanang Mine
3,893
3,820
7,713
4.75
4.69
4.72
Tau Lekoa Mine
2,398
2,215
4,613
0.50
0.60
0.54
Surface Operations
691
675
1,366
ERGO
0.23
0.24
0.24
Ergo
2,580
2,506
5,086
FREE STATE
7.07
6.84
6.95
Bambanani Mine
3,388
3,639
7,027
8.10
7.19
7.64
Tshepong Mine
2,614
2,344
4,958
7.37
7.44
7.41
Matjhabeng Mine
3,030
3,166
6,196
0.85
1.08
0.95
Surface Operations
706
649
1,355
4.91
5.50
5.20
Joel Mine
1,626
1,776
3,402
WEST WITS
11.20
10.84
11.03
TauTona Mine
4,778
4,136
8,914
7.99
8.21
8.10
Savuka Mine
2,046
2,021
4,067
7.10
10.48
8.68
Mponeng Mine
3,003
3,921
6,924
6.37
7.18
6.76
Elandsrand Mine
2,848
3,022
5,870
6.66
7.38
7.02
Deelkraal Mine
1,302
1,432
2,734
0.61
0.68
0.64
Surface Operations
92
103
195
AFRICAN REGION
1.80
1.61
1.70
Navachab
548
544
1,092
3.82
3.52
3.67
Sadiola - Attributable 38%
1,931
1,648
3,579
NORTH AMERICAN REGION
0.84
0.65
0.74
Cripple Creek & Victor J.V.
1,968
1,695
3,663
12.90
15.15
13.96
Jerritt Canyon J.V. - Attributable 70%
1,773
1,839
3,612
SOUTH AMERICAN REGION
6.33
6.89
6.59
Morro Velho
1,445
1,451
2,896
8.03
8.26
8.14
Serra Grande - Attributable 50%
752
747
1,499
11.74
11.52
11.63
Cerro Vanguardia - Attributable 46.25%
1,079
1,051
2,130
AUSTRALASIAN REGION
3.26
3.47
3.36
Sunrise Dam
1,523
1,453
2,976
0.80
0.83
0.81
Boddington - Attributable 33.33%
611
628
1,239
2.40
2.60
2.49
Tanami - Attributable 40%
374
309
683
1.28
1.20
1.24
Union Reefs
911
810
1,721
1.24
1.63
1.42
Brocks Creek
402
459
862

KEY OPERATING RESULTS
PER REGION
Total cash costs - R/kg
Total production costs - R/kg
SA Rand / Metric
Quarter
ended
June
2000
Quarter
ended
March
2000
Six months
ended
June
2000
Quarter
ended
June
2000
Quarter
ended
March
2000
Six months
ended
June
2000
SOUTH AFRICAN REGION
VAAL RIVER
32,208
35,185
33,570
Great Noligwa Mine
33,997
37,681
35,683
45,962
45,526
45,746
Kopanang Mine
48,964
49,126
49,044
48,467
49,163
48,801
Tau Lekoa Mine
50,896
59,320
54,941
38,228
39,133
38,676
Surface Operations
38,234
39,153
38,688
ERGO
49,866
51,660
50,750
Ergo
58,124
60,164
59,129
FREE STATE
59,019
54,511
56,685
Bambanani Mine
63,609
58,702
61,068
47,785
49,736
48,707
Tshepong Mine
55,560
58,019
56,722
59,754
57,552
58,629
Matjhabeng Mine
65,682
59,950
62,753
27,079
42,208
34,349
Surface Operations
27,740
43,117
35,129
63,828
56,793
60,155
Joel Mine
73,669
63,358
68,286
WEST WITS
36,927
40,691
38,674
TauTona Mine
38,663
44,122
41,196
55,836
55,164
55,502
Savuka Mine
59,591
58,097
58,849
53,603
41,355
46,667
Mponeng Mine
61,740
46,148
52,910
59,171
53,882
56,448
Elandsrand Mine
67,133
58,318
62,590
69,078
62,790
65,785
Deelkraal Mine
78,007
68,955
73,278
52,250
47,514
49,746
Surface Operations
53,280
47,520
50,235
AFRICAN REGION
46,083
43,839
44,965
Navachab
52,829
49,454
51,148
23,631
24,780
24,081
Sadiola - Attributable 38%
34,991
36,785
35,723
NORTH AMERICAN REGION
42,729
40,478
41,687
Cripple Creek & Victor J.V.
69,207
53,629
61,998
43,895
37,593
40,686
Jerritt Canyon J.V. - Attributable 70%
68,111
50,494
59,140
SOUTH AMERICAN REGION
28,719
26,317
27,515
Morro Velho
40,112
36,563
38,334
24,573
21,269
22,925
Serra Grande - Attributable 50%
38,179
33,561
35,877
28,449
27,724
28,091
Cerro Vanguardia - Attributable 46.25%
46,966
46,431
46,702
AUSTRALASIAN REGION
47,516
37,270
42,513
Sunrise Dam
62,280
48,690
55,644
49,978
44,480
47,191
Boddington - Attributable 33.33%
52,965
48,092
50,495
58,437
64,824
61,327
Tanami - Attributable 40%
60,392
69,392
64,464
58,382
61,601
59,897
Union Reefs
66,166
69,677
67,819
42,199
51,875
47,359
Brocks Creek
48,190
67,560
58,521

KEY OPRATING RESULTS
PER REGION
Productivity per employee - g
Profit from operations - Rm
SA Rand / Metric
Quarter
ended
June
2000
Quarter
ended
March
2000
Six months
ended
June
2000
Quarter
ended
June
2000
Quarter
ended
March
2000
Six months
ended
June
2000
SOUTH AFRICAN REGION
VAAL RIVER
267
227
247
Great Noligwa Mine
254.1
163.2
417.4
167
162
165
Kopanang Mine
69.9
53.2
123.1
191
176
184
Tau Lekoa Mine
38.3
8.2
46.5
411
402
406
Surface Operations
17.7
15.9
33.6
ERGO
-
-
-
Ergo
15.5
6.2
21.7
FREE STATE
147
155
151
Bambanani Mine
3.7
18.8
22.5
184
160
172
Tshepong Mine
23.4
13.6
37.1
121
119
120
Matjhabeng Mine
5.4
11.3
16.7
269
244
256
Surface Operations
25.6
12.6
38.2
121
126
124
Joel Mine
(15.3)
0.3
(15.0)
WEST WITS
254
219
237
TauTona Mine
126.8
78.7
205.4
162
158
160
Savuka Mine
13.2
10.4
23.6
183
235
209
Mponeng Mine
9.9
65.5
75.3
157
164
161
Elandsrand Mine
(5.1)
15.6
10.4
121
130
125
Deelkraal Mine
(16.4)
(7.4)
(23.9)
-
-
-
Surface Operations
1.1
1.6
2.8
AFRICAN REGION
506
513
509
Navachab
8.0
6.9
14.8
2,088
1,787
1,938
Sadiola - Attributable 38%
62.9
40.6
103.7
NORTH AMERICAN REGION
1,216
2,030
1,493
Cripple Creek & Victor J.V.
10.8
27.4
38.3
1,990
2,139
2,063
Jerritt Canyon J.V. - Attributable 70%
5.7
25.8
31.5
SOUTH AMERICAN REGION
386
397
392
Morro Velho
38.2
44.0
82.3
966
984
975
Serra Grande - Attributable 50%
24.6
23.8
48.2
2,147
1,787
1,953
Cerro Vanguardia - Attributable 46.25%
22.5
28.3
50.7
AUSTRALASIAN REGION
2,106
1,011
1,377
Sunrise Dam
35.1
39.6
74.7
1,706
940
1,208
Boddington - Attributable 33.33%
8.5
10.7
19.1
1,327
535
795
Tanami - Attributable 40%
4.5
0.2
5.0
1,342
566
815
Union Reefs
6.4
(1.0)
5.4
2,337
838
1,197
Brocks Creek
7.5
7.6
14.9

KEY OPERATING RESULTS
PER REGION
Yield - oz/t
Gold produced - oz 000
US Dollar / Imperial
Quarter
ended
June
2000
Quarter
ended
March
2000
Six months
ended
June
2000
Quarter
ended
June
2000
Quarter
ended
March
2000
Six months
ended
June
2000
SOUTH AFRICAN REGION
VAAL RIVER
0.357
0.327
0.343
Great Noligwa Mine
246
207
453
0.204
0.211
0.207
Kopanang Mine
125
123
248
0.139
0.137
0.138
Tau Lekoa Mine
77
71
148
0.015
0.017
0.016
Surface Operations
22
22
44
ERGO
0.007
0.007
0.007
Ergo
83
81
164
FREE STATE
0.206
0.200
0.203
Bambanani Mine
109
117
226
0.236
0.210
0.223
Tshepong Mine
84
75
159
0.215
0.217
0.216
Matjhabeng Mine
97
102
199
0.025
0.031
0.028
Surface Operations
23
21
45
0.143
0.160
0.152
Joel Mine
52
57
109
WEST WITS
0.327
0.316
0.322
TauTona Mine
154
133
287
0.233
0.240
0.236
Savuka Mine
66
65
131
0.207
0.306
0.253
Mponeng Mine
97
126
223
0.186
0.209
0.197
Elandsrand Mine
92
97
189
0.194
0.215
0.205
Deelkraal Mine
42
46
88
0.018
0.020
0.019
Surface Operations
3
3
6
AFRICAN REGION
0.052
0.047
0.050
Navachab
18
17
35
0.111
0.103
0.107
Sadiola - Attributable 38%
62
53
115
NORTH AMERICAN REGION
0.025
0.019
0.022
Cripple Creek & Victor J.V.
63
55
118
0.376
0.442
0.407
Jerritt Canyon J.V. - Attributable 70%
57
59
116
SOUTH AMERICAN REGION
0.184
0.201
0.192
Morro Velho
46
47
93
0.234
0.241
0.238
Serra Grande - Attributable 50%
24
24
48
0.342
0.336
0.339
Cerro Vanguardia - Attributable 46.25%
35
34
68
AUSTRALASIAN REGION
0.095
0.101
0.098
Sunrise Dam
49
47
96
0.023
0.024
0.024
Boddington - Attributable 33.33%
20
20
40
0.070
0.076
0.073
Tanami - Attributable 40%
12
10
22
0.037
0.035
0.036
Union Reefs
29
26
55
0.036
0.047
0.041
Brocks Creek
13
15
28

KEY OPERATING RESULTS
PER REGION
Total cash costs - $/oz
Total production costs - $/oz
US Dollar / Imperial
Quarter
ended
June
2000
Quarter
ended
March
2000
Six months
ended
June
2000
Quarter
ended
June
2000
Quarter
ended
March
2000
Six months
ended
June
2000
SOUTH AFRICAN REGION
VAAL RIVER
146
173
159
Great Noligwa Mine
154
186
169
208
224
216
Kopanang Mine
222
242
232
219
242
231
Tau Lekoa Mine
231
292
260
174
193
183
Surface Operations
174
193
183
ERGO
226
255
240
Ergo
263
296
280
FREE STATE
267
268
268
Bambanani Mine
288
289
289
216
245
230
Tshepong Mine
252
286
268
271
283
277
Matjhabeng Mine
298
295
296
123
208
164
Surface Operations
126
212
167
289
280
284
Joel Mine
334
312
323
WEST WITS
167
200
183
TauTona Mine
175
217
195
253
272
262
Savuka Mine
270
286
278
243
204
221
Mponeng Mine
280
227
250
268
265
267
Elandsrand Mine
304
288
296
313
309
311
Deelkraal Mine
353
340
346
238
234
236
Surface Operations
242
234
238
AFRICAN REGION
208
216
212
Navachab
239
243
241
107
122
114
Sadiola - Attributable 38%
181
158
169
NORTH AMERICAN REGION
193
200
196
Cripple Creek & Victor J.V.
313
264
290
199
186
192
Jerritt Canyon J.V. - Attributable 70%
308
249
278
SOUTH AMERICAN REGION
130
129
130
Morro Velho
182
180
181
111
105
108
Serra Grande - Attributable 50%
173
165
169
129
136
132
Cerro Vanguardia - Attributable 46.25%
213
228
220
AUSTRALASIAN REGION
215
184
200
Sunrise Dam
282
241
262
226
219
222
Boddington - Attributable 33.33%
240
238
239
265
320
289
Tanami - Attributable 40%
273
344
305
264
304
283
Union Reefs
299
345
321
192
255
226
Brocks Creek
220
333
280

KEY OPERATING RESULTS
PER REGION
Productivity per employee - oz
Profit from operations - $m
US Dollar / Imperial
Quarter
ended
June
2000
Quarter
ended
March
2000
Six months
ended
June
2000
Quarter
ended
June
2000
Quarter
ended
March
2000
Six months
ended
June
2000
SOUTH AFRICAN REGION
VAAL RIVER
8.59
7.31
7.95
Great Noligwa Mine
37.0
25.8
62.9
5.38
5.21
5.29
Kopanang Mine
10.2
8.4
18.6
6.16
5.65
5.90
Tau Lekoa Mine
5.6
1.3
7.0
13.20
12.92
13.06
Surface Operations
2.7
2.5
5.2
ERGO
-
-
-
Ergo
2.3
1.0
3.3
FREE STATE
4.71
4.97
4.85
Bambanani Mine
0.6
2.8
3.4
5.90
5.15
5.52
Tshepong Mine
3.4
2.0
5.4
3.90
3.83
3.87
Matjhabeng Mine
0.9
1.8
2.6
8.65
7.84
8.24
Surface Operations
3.7
2.0
5.7
3.90
4.04
3.97
Joel Mine
(2.3)
0.1
(2.2)
WEST WITS
8.17
7.04
7.61
TauTona Mine
18.4
12.4
30.8
5.21
5.07
5.14
Savuka Mine
1.8
1.7
3.5
5.88
7.56
6.73
Mponeng Mine
1.4
10.5
11.9
5.06
5.28
5.17
Elandsrand Mine
(0.7)
2.3
1.6
3.89
4.16
4.03
Deelkraal Mine
(2.5)
(1.2)
(3.7)
-
-
-
Surface Operations
0.2
0.2
0.4
AFRICAN REGION
16.27
16.48
16.37
Navachab
1.0
1.1
2.2
67.13
57.45
62.30
Sadiola - Attributable 38%
9.2
6.4
15.6
NORTH AMERICAN REGION
39.10
65.27
48.01
Cripple Creek & Victor J.V.
1.5
4.3
5.8
63.98
68.77
66.33
Jerritt Canyon J.V. - Attributable 70%
0.9
4.0
4.9
SOUTH AMERICAN REGION
12.41
12.78
12.59
Morro Velho
5.8
6.9
12.8
31.06
31.65
31.35
Serra Grande - Attributable 50%
3.5
3.7
7.3
69.04
57.46
62.79
Cerro Vanguardia - Attributable 46.25%
4.2
4.5
8.7
AUSTRALASIAN REGION
67.72
32.49
44.27
Sunrise Dam
5.0
6.2
11.5
54.86
30.24
38.83
Boddington - Attributable 33.33%
1.1
1.7
3.0
42.65
17.20
25.54
Tanami - Attributable 40%
0.6
0.1
0.7
43.14
18.18
26.21
Union Reefs
1.0
(0.2)
0.8
75.15
26.96
38.47
Brocks Creek
1.0
1.2
2.2

DEVELOPMENT
uranium
gold
Advance
Sampled
metres
channel
width
Quarter ended June 2000
g/t
cm.g/t
kg/t
cm.kg/t
metres
cm
Statistics are shown in metric units
VAAL RIVER
Great Noligwa Mine
5,245
496
116.90
Vaal reef
28.47
3,328
1.13
132.23
Kopanang Mine
7,898
539
15.20
Vaal reef
104.87
1,594
3.98
60.47
312
24
6.00
"C" reef
209.33
1,256
6.97
41.84
Tau Lekoa Mine
3,903
572
85.90
Ventersdorp Contact reef
9.16
787
0.13
11.27
Moab Khotsong Mine
2,004
-
-
Vaal reef
-
-
-
-
FREE STATE
Bambanani Mine
3,298
136
87.40
Basal reef
14.24
1,245
-
-
Tshepong Mine
5,163
376
22.50
Basal reef
87.87
1,977
1.67
37.59
211
-
-
"B" reef
-
-
-
-
Matjhabeng Mine
1,016
60
7.00
Basal reef
175.00
1,225
3.21
22.48
Taung South Shaft
1,712
573
95.50
Beatrix VS 5 Composite reef
7.09
677
-
-
Taung North Shaft
165
-
-
Beatrix VS 5 Composite reef
-
-
-
-
WEST WITS
TauTona Mine
136
-
-
Ventersdorp Contact reef
-
-
-
-
3,945
142
31.92
Carbon Leader reef
61.81
1,973
0.82
26.26
Savuka Mine
486
-
-
Ventersdorp Contact reef
-
-
-
-
656
-
-
Carbon Leader reef
-
-
-
-
Mponeng Mine
5,645
796
96.30
Ventersdorp Contact reef
20.76
1,999
-
-
Elandsrand
5,278
792
34.50
Ventersdorp Contact reef
25.94
895
-
0.09
Deelkraal
683
154
161.70
Ventersdorp Contact reef
11.08
1,791
-
-
(plus footwall bands)

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore

DEVELOPMENT
uranium
gold
Advance
Sampled
feet
channel
width
Quarter ended June 2000
oz/t
ft.oz/t
lb/t
ft.lb/t
feet
inches
Statistics are shown in imperial units
VAAL RIVER
Great Noligwa Mine
17,207
1,627
46.02
Vaal reef
0.83
3.18
2.26
8.67
Kopanang Mine
25,912
1,768
5.98
Vaal reef
3.06
1.53
7.96
3.97
1,023
79
2.36
"C" reef
6.11
1.20
13.94
2.74
Tau Lekoa Mine
12,803
1,877
33.82
Ventersdorp Contact reef
0.27
0.75
0.26
0.73
Moab Khotsong Mine
6,574
-
-
Vaal reef
-
-
-
-
FREE STATE
Bambanani Mine
10,820
446
34.41
Basal reef
0.42
1.19
-
-
Tshepong Mine
16,940
1,234
8.86
Basal reef
2.56
1.89
3.34
2.47
693
-
-
"B" reef
-
-
-
-
Matjhabeng Mine
3,334
197
2.76
Basal reef
5.10
1.17
6.42
1.47
Taung South Shaft
5,617
1,880
37.60
Beatrix VS 5 Composite reef
0.21
0.65
-
-
Taung North Shaft
541
-
-
Beatrix VS 5 Composite reef
-
-
-
-
WEST WITS
TauTona Mine
445
-
-
Ventersdorp Contact reef
-
-
-
-
12,944
466
12.57
Carbon Leader reef
1.80
1.89
1.64
1.72
Savuka Mine
1,594
-
-
Ventersdorp Contact reef
-
-
-
-
2,152
-
-
Carbon Leader reef
-
-
-
-
Mponeng Mine
18,519
2,612
37.91
Ventersdorp Contact reef
0.61
1.91
-
-
Elandsrand
17,317
2,598
13.58
Ventersdorp Contact reef
0.76
0.86
-
-
Deelkraal
2,239
505
63.66
Ventersdorp Contact reef
0.32
1.71
-
-
(plus footwall bands)

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore

SHAFT SINKING
Quarter
ended
Quarter
ended
Six months
ended
Statistics are shown in metric units
June
2000
March
2000
June
2000
metres
MOAB KHOTSONG MINE
Main shaft
Advance
-
-
-
Depth to date (below collar)
2,412
2,412
2,412
Rock / ventilation sub-vertical shaft
Advance
-
-
-
Depth to date
939
939
939
Station cutting
-
-
-
JOEL MINE
Taung North Shaft
Advance
42
38
80
Depth to date (below collar)
1,373
1,331
1,373
MPONENG MINE
Sub Shaft 1
Advance
-
-
-
Depth to date
1,208
1,208
1,208

SHAFT SINKING
Quarter
ended
Quarter
ended
Six months
ended
Statistics are shown in imperial units
June
2000
March
2000
June
2000
feet
MOAB KHOTSONG MINE
Main shaft
Advance
-
-
-
Depth to date (below collar)
7,913
7,913
7,913
Rock / ventilation sub-vertical shaft
Advance
-
-
-
Depth to date
3,081
3,081
3,081
Station cutting
-
-
-
JOEL MINE
Taung North Shaft
Advance
138
125
262
Depth to date (bellow collar)
4,505
4,367
4,505
MPONENG MINE
Sub Shaft 1
Advance
-
-
-
Depth to date
3,963
3,963
3,963

SOUTH AFRICAN REGION
VAAL RIVER
Quarter
ended
March
2000
Six months
ended
June
2000
Quarter
ended
June
2000
Quarter
ended
March
2000
Six months
ended
June
2000
Quarter
ended
June
2000
GREAT NOLIGWA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
109
97
206
Area mined
- m2
/
- ft2
- 000
1,179
1,046
2,225
624
576
1,200
Milled - 000
- tonnes /
- tons
- reef
688
635
1,323
-
-
-
- waste
-
-
-
- surface and
-
-
-
dump reclamation
-
-
-
624
576
1,200
- total
688
635
1,323
12.25
11.20
11.75
Yield
- g/t
/
- oz/t
- reef
0.357
0.327
0.343
-
-
-
- waste
-
-
-
- surface and
-
-
-
dump reclamation
-
-
-
12.25
11.20
11.75
- average
0.357
0.327
0.343
7,646
6,449
14,095
Gold produced
- kg
/
- oz 000 - reef
246
207
453
-
-
-
- waste
-
-
-
- surface and
-
-
-
dump reclamation
-
-
-
7,646
6,449
14,095
- total
246
207
453
64,265
62,714
63,556
Revenue
- R/kg
/
- $/oz
- sold
291
309
299
394
394
394
Total cash costs
- R
/
- $
- ton milled
52
57
54
32,208
35,185
33,570
- R/kg
/
- $/oz
- produced
146
173
159
PRODUCTIVITY
271
283
277
per employee
- g
/
- oz
- target
8.97
9.18
9.08
267
227
247
- actual
8.59
7.31
7.95
3.95
3.96
3.96
per employee
- m2
/
- ft2
- target
43.89
43.04
43.46
3.83
3.43
3.63
- actual
41.18
36.89
39.05
FINANCIAL RESULTS ( MILLION)
490.7
403.6
894.4
Gold normal revenue
71.5
63.9
135.5
0.7
0.9
1.6
Accelerated hedge revenue
0.1
0.1
0.2
491.4
404.5
896.0
Total gold revenue
71.6
64.0
135.7
237.3
241.3
478.6
Cost of sales
34.6
38.2
72.8
245.0
225.6
470.6
Cash operating costs
35.7
35.8
71.5
1.2
1.4
2.6
Other cash costs
0.2
0.2
0.4
246.2
227.0
473.2
Total cash costs
35.9
36.0
71.9
0.7
0.9
1.6
Retrenchment costs
0.1
0.1
0.2
(0.4)
0.4
-
Rehabilitation and other non-cash costs
(0.1)
0.1
-
246.5
228.3
474.8
Production costs
35.9
36.2
72.1
13.5
14.7
28.2
Amortisation of mining assets
2.0
2.3
4.3
(22.7)
(1.7)
(24.4)
Inventory change
(3.3)
(0.3)
(3.6)
254.1
163.2
417.4
Operating profit
37.0
25.8
62.9
Capital expenditure
6.3
0.7
7.0
- mining direct
0.9
0.1
1.0
0.2
0.4
0.6
- other
-
0.1
0.1
-
-
-
- recoupments
-
-
-
6.5
1.1
7.6
Net capital expenditure
0.9
0.2
1.1

SOUTH AFRICAN REGION
VAAL RIVER
Quarter
ended
March
2000
Six months
ended
June
2000
Quarter
ended
June
2000
Quarter
ended
March
2000
Six months
ended
June
2000
Quarter
ended
June
2000
Rand / Metric
Dollar / Imperial
KOPANANG MINE
OPERATING RESULTS
GOLD
112
108
220
Area mined
- m2
/
- ft2
- 000
1,209
1,164
2,373
557
529
1,086
Milled - 000
- tonnes /
- tons
- reef
614
583
1,197
-
-
-
- waste
-
-
-
- surface and
-
-
-
dump reclamation
-
-
-
557
529
1,086
- total
614
583
1,197
6.99
7.22
7.10
Yield
- g/t
/
- oz/t
- reef
0.204
0.211
0.207
-
-
-
- waste
-
-
-
- surface and
-
-
-
dump reclamation
-
-
-
6.99
7.22
7.10
- average
0.204
0.211
0.207
3,893
3,820
7,713
Gold produced
- kg
/
- oz 000 - reef
125
123
248
-
-
-
- waste
-
-
-
- surface and
-
-
-
dump reclamation
-
-
-
3,893
3,820
7,713
- total
125
123
248
64,138
62,833
63,492
Revenue
- R/kg
/
- $/oz
- sold
291
310
300
321
329
325
Total cash costs
- R
/
- $
- ton milled
42
47
45
45,962
45,526
45,746
- R/kg
/
- $/oz
- produced
208
224
216
PRODUCTIVITY
161
162
162
per employee
- g
/
- oz
- target
5.19
5.20
5.19
167
162
165
- actual
5.38
5.21
5.29
4.66
4.44
4.55
per employee
- m2
/
- ft2
- target
50.13
47.80
48.95
4.83
4.58
4.70
- actual
51.95
49.33
50.63
FINANCIAL RESULTS ( MILLION)
249.3
239.0
488.3
Gold normal revenue
36.3
37.8
74.1
0.4
1.0
1.4
Accelerated hedge revenue
0.1
0.2
0.3
249.7
240.0
489.7
Total gold revenue
36.4
38.0
74.4
179.8
186.8
366.6
Cost of sales
26.2
29.6
55.8
178.0
173.0
351.0
Cash operating costs
25.9
27.4
53.3
1.0
0.9
1.9
Other cash costs
0.1
0.1
0.2
179.0
173.9
352.9
Total cash costs
26.0
27.5
53.5
0.4
1.0
1.4
Retrenchment costs
0.1
0.2
0.3
(0.3)
0.3
-
Rehabilitation and other non-cash costs
-
-
-
179.1
175.2
354.3
Production costs
26.1
27.7
53.8
11.5
12.5
24.0
Amortisation of mining assets
1.7
2.0
3.7
(10.8)
(0.9)
(11.7)
Inventory change
(1.6)
(0.1)
(1.7)
69.9
53.2
123.1
Operating profit
10.2
8.4
18.6
Capital expenditure
6.3
4.3
10.6
- mining direct
0.9
0.7
1.6
-
-
-
- other
-
-
-
-
-
-
- recoupments
-
-
-
6.3
4.3
10.6
Net capital expenditure
0.9
0.7
1.6

SOUTH AFRICAN REGION
VAAL RIVER
Quarter
ended
March
2000
Six months
ended
June
2000
Quarter
ended
June
2000
Quarter
ended
March
2000
Six months
ended
June
2000
Quarter
ended
June
2000
Dollar / Imperial
Rand / Metric
TAU LEKOA MINE
OPERATING RESULTS
GOLD
94
85
179
Area mined
- m2
/
- ft2
- 000
1,007
914
1,921
505
473
978
Milled - 000
- tonnes /
- tons
- reef
556
521
1,077
-
-
-
- waste
-
-
-
- surface and
-
-
-
dump reclamation
-
-
-
505
473
978
- total
556
521
1,077
4.75
4.69
4.72
Yield
- g/t
/
- oz/t
- reef
0.139
0.137
0.138
-
-
-
- waste
-
-
-
- surface and
-
-
-
dump reclamation
-
-
-
4.75
4.69
4.72
- average
0.139
0.137
0.138
2,398
2,215
4,613
Gold produced
- kg
/
- oz 000 - reef
77
71
148
-
-
-
- waste
-
-
-
- surface and
-
-
-
dump reclamation
-
-
-
2,398
2,215
4,613
- total
77
71
148
64,054
62,820
63,462
Revenue
- R/kg
/
- $/oz
- sold
290
309
299
230
230
230
Total cash costs
- R
/
- $
- ton milled
30
33
32
48,467
49,163
48,801
- R/kg
/
- $/oz
- produced
219
242
231
PRODUCTIVITY
181
176
178
per employee
- g
/
- oz
- target
5.81
5.65
5.73
191
176
184
- actual
6.16
5.65
5.90
7.08
6.92
7.00
per employee
- m2
/
- ft2
- target
76.24
74.51
75.37
7.47
6.74
7.10
- actual
80.38
72.55
76.45
FINANCIAL RESULTS ( MILLION)
153.3
138.7
292.0
Gold normal revenue
22.3
21.9
44.3
0.3
0.4
0.7
Accelerated hedge revenue
-
0.1
0.1
153.6
139.1
292.7
Total gold revenue
22.3
22.0
44.4
115.3
130.9
246.2
Cost of sales
16.7
20.7
37.4
115.5
108.1
223.6
Cash operating costs
16.8
17.1
33.9
0.7
0.8
1.5
Other cash costs
0.1
0.1
0.2
116.2
108.9
225.1
Total cash costs
16.9
17.2
34.1
0.3
0.4
0.7
Retrenchment costs
-
0.1
0.1
(0.2)
0.2
-
Rehabilitation and other non-cash costs
-
-
-
116.3
109.5
225.8
Production costs
16.9
17.3
34.2
5.8
21.9
27.7
Amortisation of mining assets
0.8
3.5
4.3
(6.8)
(0.5)
(7.3)
Inventory change
(1.0)
(0.1)
(1.1)
38.3
8.2
46.5
Operating profit
5.6
1.3
7.0
Capital expenditure
5.2
0.5
5.7
- mining direct
0.7
0.1
0.8
-
-
-
- other
-
-
-
-
-
-
- recoupments
-
-
-
5.2
0.5
5.7
Net capital expenditure
0.7
0.1
0.8

SOUTH AFRICAN REGION
VAAL RIVER
Quarter
ended
March
2000
Six months
ended
June
2000
Quarter
ended
June
2000
Quarter
ended
March
2000
Six months
ended
June
2000
Quarter
ended
June
2000
Rand / Metric
Dollar / Imperial
SURFACE OPERATIONS
OPERATING RESULTS
GOLD
-
-
-
Area mined
- m2
/
- ft2
- 000
-
-
-
-
-
-
Milled - 000
- tonnes /
- tons
- reef
-
-
-
-
-
-
- waste
-
-
-
- surface and
1,383
1,133
2,516
dump reclamation
1,525
1,249
2,774
1,383
1,133
2,516
- total
1,525
1,249
2,774
-
-
-
Yield
- g/t
/
- oz/t
- reef
-
-
-
-
-
-
- waste
-
-
-
- surface and
0.50
0.60
0.54
dump reclamation
0.015
0.017
0.016
0.50
0.60
0.54
- average
0.015
0.017
0.016
-
-
-
Gold produced
- kg
/
- oz 000 - reef
-
-
-
-
-
-
- waste
-
-
-
- surface and
691
675
1,366
dump reclamation
22
22
44
691
675
1,366
- total
22
22
44
63,880
62,604
63,250
Revenue
- R/kg
/
- $/oz
- sold
291
308
300
19
23
21
Total cash costs
- R
/
- $
- ton milled
3
3
3
38,228
39,133
38,676
- R/kg
/
- $/oz
- produced
174
193
183
PRODUCTIVITY
417
408
413
per employee
- g
/
- oz
- target
13.40
13.12
13.26
411
402
406
- actual
13.20
12.92
13.06
-
-
-
per employee
- m2
/
- ft2
- target
-
-
-
-
-
-
- actual
-
-
-
FINANCIAL RESULTS ( MILLION)
44.1
42.3
86.4
Gold normal revenue
6.5
6.7
13.2
-
-
-
Accelerated hedge revenue
-
-
-
44.1
42.3
86.4
Total gold revenue
6.5
6.7
13.2
26.4
26.4
52.8
Cost of sales
3.8
4.2
8.0
26.3
26.4
52.7
Cash operating costs
3.8
4.2
8.0
0.1
-
0.1
Other cash costs
-
-
-
26.4
26.4
52.8
Total cash costs
3.8
4.2
8.0
-
-
-
Retrenchment costs
-
-
-
-
-
-
Rehabilitation and other non-cash costs
-
-
-
26.4
26.4
52.8
Production costs
3.8
4.2
8.0
-
-
-
Amortisation of mining assets
-
-
-
-
-
-
Inventory change
-
-
-
17.7
15.9
33.6
Operating profit
2.7
2.5
5.2
Capital expenditure
Moab Khotsong
70.1
66.8
136.9
- mining direct
10.2
10.6
20.8
-
-
-
- other
-
-
-
-
-
-
- recoupments
-
-
-
70.1
66.8
136.9
Net capital expenditure
10.2
10.6
20.8

SOUTH AFRICAN REGION
ERGO
Quarter
ended
March
2000
Six months
ended
June
2000
Quarter
ended
June
2000
Quarter
ended
March
2000
Six months
ended
June
2000
Quarter
ended
June
2000
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
11,118
10,471
21,589
Material treated - tonnes /
- tons
- 000
12,255
11,542
23,797
0.23
0.24
0.24
Yield
- g/t
/
- oz/t
0.007
0.007
0.007
2,580
2,506
5,086
Gold produced
- kg
/
- oz 000
83
81
164
63,928
62,488
63,219
Revenue
- R/kg
/
- $/oz
- sold
290
308
299
12
12
12
Total cash costs - R
/
- $
- ton treated
2
2
2
49,866
51,660
50,750
- R/kg
/
- $/oz
- produced
226
255
240
FINANCIAL RESULTS (MILLION)
164.7
156.6
321.3
Gold normal revenue
24.1
24.8
48.9
0.2
-
0.2
Accelerated hedge revenue
-
-
-
164.9
156.6
321.5
Total gold revenue
24.1
24.8
48.9
149.4
150.4
299.8
Cost of sales
21.8
23.8
45.6
128.6
128.3
256.9
Cash operating costs
18.8
20.3
39.1
-
1.2
1.2
Other cash costs
-
0.2
0.2
128.6
129.5
258.1
Total cash costs
18.8
20.5
39.3
0.2
-
0.2
Retrenchment costs
-
-
-
1.4
2.2
3.6
Rehabilitation and other non-cash
0.2
0.4
0.6
130.2
131.7
261.9
Production costs
19.0
20.9
39.9
19.8
19.1
38.9
Amortisation of mining assets
2.9
3.0
5.9
(0.6)
(0.4)
(1.0)
Inventory change
(0.1)
(0.1)
(0.2)
15.5
6.2
21.7
Operating profit
2.3
1.0
3.3
-
-
-
Capital expenditure
-
-
-

SOUTH AFRICAN REGION
FREE STATE
Quarter
ended
March
2000
Six months
ended
June
2000
Quarter
ended
June
2000
Quarter
ended
March
2000
Six months
ended
June
2000
Quarter
ended
June
2000
Rand / Metric
Dollar / Imperial
BAMBANANI MINE
OPERATING RESULTS
GOLD
88
88
176
Area mined
- m2
/
- ft2
- 000
947
943
1,890
479
532
1,011
Milled - 000
- tonnes /
- tons
- reef
528
586
1,114
-
-
-
- waste
-
-
-
- surface and
-
-
-
dump reclamation
-
-
-
479
532
1,011
- total
528
586
1,114
7.07
6.84
6.95
Yield
- g/t
/
- oz/t
- reef
0.206
0.200
0.203
-
-
-
- waste
-
-
-
- surface and
-
-
-
dump reclamation
-
-
-
7.07
6.84
6.95
- average
0.206
0.200
0.203
3,388
3,639
7,027
Gold produced
- kg
/
- oz 000 - reef
109
117
226
-
-
-
- waste
-
-
-
- surface and
-
-
-
dump reclamation
-
-
-
3,388
3,639
7,027
- total
109
117
226
64,960
63,622
64,268
Revenue
- R/kg
/
- $/oz
- sold
294
312
304
417
373
394
Total cash costs
- R
/
- $
- ton milled
55
54
54
59,019
54,511
56,685
- R/kg
/
- $/oz
- produced
267
268
268
PRODUCTIVITY
176
177
176
per employee
- g
/
- oz
- target
5.65
5.68
5.66
147
155
151
- actual
4.71
4.97
4.85
3.60
3.68
3.64
per employee
- m2
/
- ft2
- target
38.73
39.56
39.15
3.81
3.73
3.77
- actual
40.97
40.11
40.54
FINANCIAL RESULTS (MILLION)
217.3
228.2
445.5
Gold normal revenue
31.7
36.0
67.7
2.8
3.3
6.1
Accelerated hedge revenue
0.4
0.5
0.9
220.1
231.5
451.6
Total gold revenue
32.1
36.5
68.6
216.4
212.7
429.1
Cost of sales
31.5
33.7
65.2
208.7
197.2
405.9
Cash operating costs
30.4
31.2
61.6
(8.8)
1.2
(7.6)
Other cash costs
(1.3)
0.2
(1.1)
199.9
198.4
398.3
Total cash costs
29.1
31.4
60.5
2.8
3.3
6.1
Retrenchment costs
0.4
0.5
0.9
(0.9)
0.6
(0.3)
Rehabilitation and other non-cash costs
(0.1)
0.1
-
201.8
202.3
404.1
Production costs
29.4
32.0
61.4
13.7
11.3
25.0
Amortisation of mining assets
2.0
1.8
3.8
0.9
(0.9)
-
Inventory change
0.1
(0.1)
-
3.7
18.8
22.5
Operating profit
0.6
2.8
3.4
Capital expenditure
1.8
1.7
3.5
- mining direct
0.3
0.3
0.5
-
-
-
- other
-
-
-
-
-
-
- recoupments
-
-
-
1.8
1.7
3.5
Net capital expenditure
0.3
0.3
0.5

SOUTH AFRICAN REGION
FREE STATE
Quarter
ended
March
2000
Six months
ended
June
2000
Quarter
ended
June
2000
Quarter
ended
March
2000
Six months
ended
June
2000
Quarter
ended
June
2000
TSHEPONG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
101
86
187
Area mined
- m2
/
- ft2
- 000
1,084
923
2,007
323
326
649
Milled - 000
- tonnes /
- tons
- reef
356
359
715
-
-
-
- waste
-
-
-
- surface and
-
-
-
dump reclamation
-
-
-
323
326
649
- total
356
359
715
8.10
7.19
7.64
Yield
- g/t
/
- oz/t
- reef
0.236
0.210
0.223
-
-
-
- waste
-
-
-
- surface and
-
-
-
dump reclamation
-
-
-
8.10
7.19
7.64
- average
0.236
0.210
0.223
2,614
2,344
4,958
Gold produced
- kg
/
- oz 000 - reef
84
75
159
-
-
-
- waste
-
-
-
- surface and
-
-
-
dump reclamation
-
-
-
2,614
2,344
4,958
- total
84
75
159
64,751
63,574
64,195
Revenue
- R/kg
/
- $/oz
- sold
293
312
302
387
358
372
Total cash costs
- R
/
- $
- ton milled
51
51
51
47,785
49,736
48,707
- R/kg
/
- $/oz
- produced
216
245
230
PRODUCTIVITY
165
162
164
per employee
- g
/
- oz
- target
5.29
5.22
5.26
184
160
172
- actual
5.90
5.15
5.52
5.90
5.82
5.86
per employee
- m2
/
- ft2
- target
63.46
62.66
63.06
7.08
5.86
6.46
- actual
76.16
63.10
69.54
FINANCIAL RESULTS (MILLION)
167.5
147.0
314.6
Gold normal revenue
24.4
23.2
47.6
1.7
2.0
3.7
Accelerated hedge revenue
0.2
0.3
0.5
169.2
149.0
318.3
Total gold revenue
24.6
23.5
48.1
145.8
135.4
281.2
Cost of sales
21.2
21.5
42.7
125.8
114.7
240.5
Cash operating costs
18.3
18.2
36.5
(0.9)
1.8
0.9
Other cash costs
(0.1)
0.3
0.2
124.9
116.5
241.4
Total cash costs
18.2
18.5
36.7
1.7
2.0
3.7
Retrenchment costs
0.2
0.3
0.5
(1.1)
1.2
0.1
Rehabilitation and other non-cash costs
(0.2)
0.2
-
125.5
119.7
245.2
Production costs
18.2
19.0
37.2
19.6
16.2
35.8
Amortisation of mining assets
2.9
2.6
5.5
0.7
(0.5)
0.2
Inventory change
0.1
(0.1)
-
23.4
13.6
37.1
Operating profit
3.4
2.0
5.4
Capital expenditure
-
-
-
- mining direct
-
-
-
-
-
-
- other
-
-
-
-
-
-
- recoupments
-
-
-
-
-
-
Net capital expenditure
-
-
-

SOUTH AFRICAN REGION
FREE STATE
Quarter
ended
March
2000
Six months
ended
June
2000
Quarter
ended
June
2000
Quarter
ended
March
2000
Six months
ended
June
2000
Quarter
ended
June
2000
MATJHABENG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
77
83
160
Area mined
- m2
/
- ft2
- 000
834
892
1,726
411
425
836
Milled - 000
- tonnes /
- tons
- reef
453
469
922
-
-
-
- waste
-
-
-
- surface and
-
-
-
dump reclamation
-
-
-
411
425
836
- total
453
469
922
7.37
7.44
7.41
Yield
- g/t
/
- oz/t
- reef
0.215
0.217
0.216
-
-
-
- waste
-
-
-
- surface and
-
-
-
dump reclamation
-
-
-
7.37
7.44
7.41
- average
0.215
0.217
0.216
3,030
3,166
6,196
Gold produced
- kg
/
- oz 000 - reef
97
102
199
-
-
-
- waste
-
-
-
- surface and
-
-
-
dump reclamation
-
-
-
3,030
3,166
6,196
- total
97
102
199
67,723
63,289
65,458
Revenue
- R/kg
/
- $/oz
- sold
307
311
309
441
428
434
Total cash costs
- R
/
- $
- ton milled
58
61
60
59,754
57,552
58,629
- R/kg
/
- $/oz
- produced
271
283
277
PRODUCTIVITY
145
141
143
per employee
- g
/
- oz
- target
4.78
4.64
4.71
121
119
120
- actual
3.90
3.83
3.87
3.70
3.59
3.65
per employee
- m2
/
- ft2
- target
40.75
39.57
40.15
3.10
3.12
3.11
- actual
33.37
33.62
33.50
FINANCIAL RESULTS (MILLION)
193.7
198.4
392.1
Gold normal revenue
28.2
31.4
59.5
11.5
1.9
13.4
Accelerated hedge revenue
1.7
0.3
2.0
205.2
200.3
405.5
Total gold revenue
29.9
31.7
61.5
199.8
189.0
388.8
Cost of sales
29.0
29.9
58.9
180.0
180.9
360.9
Cash operating costs
26.2
28.6
54.8
1.1
1.3
2.4
Other cash costs
0.1
0.2
0.3
181.1
182.2
363.3
Total cash costs
26.3
28.8
55.1
11.5
1.9
13.4
Retrenchment costs
1.7
0.3
2.0
(0.5)
0.2
(0.3)
Rehabilitation and other non-cash costs
(0.1)
-
(0.1)
192.1
184.3
376.4
Production costs
27.9
29.1
57.0
7.0
5.5
12.5
Amortisation of mining assets
1.0
0.9
1.9
0.7
(0.8)
(0.1)
Inventory change
0.1
(0.1)
-
5.4
11.3
16.7
Operating profit
0.9
1.8
2.6
Capital expenditure
-
-
-
- mining direct
-
-
-
-
-
-
- other
-
-
-
-
-
-
- recoupments
-
-
-
-
-
-
Net capital expenditure
-
-
-

SOUTH AFRICAN REGION
FREE STATE
Quarter
ended
March
2000
Six months
ended
June
2000
Quarter
ended
June
2000
Quarter
ended
March
2000
Six months
ended
June
2000
Quarter
ended
June
2000
SURFACE OPERATIONS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
-
-
-
Area mined
- m2
/
- ft2
- 000
-
-
-
-
-
-
Milled - 000
- tonnes /
- tons
- reef
-
-
-
-
-
-
- waste
-
-
-
- surface and
830
602
1,432
dump reclamation
915
664
1,579
830
602
1,432
- total
915
664
1,579
-
-
-
Yield
- g/t
/
- oz/t
- reef
-
-
-
-
-
-
- waste
-
-
-
- surface and
0.85
1.08
0.95
dump reclamation
0.025
0.031
0.028
0.85
1.08
0.95
- average
0.025
0.031
0.028
-
-
-
Gold produced
- kg
/
- oz 000 - reef
-
-
-
-
-
-
- waste
-
-
-
- surface and
706
649
1,355
dump reclamation
23
21
45
706
649
1,355
- total
23
21
45
63,953
62,637
63,324
Revenue
- R/kg
/
- $/oz
- sold
290
307
298
23
45
32
Total cash costs
- R
/
- $
- ton milled
3
7
5
27,079
42,208
34,349
- R/kg
/
- $/oz
- produced
123
208
164
PRODUCTIVITY
326
388
357
per employee
- g
/
- oz
- target
10.49
12.46
11.48
269
244
256
- actual
8.65
7.84
8.24
-
-
-
per employee
- m2
/
- ft2
- target
-
-
-
-
-
-
- actual
-
-
-
FINANCIAL RESULTS (MILLION)
45.1
40.6
85.7
Gold normal revenue
6.6
6.4
13.0
0.1
-
0.1
Accelerated hedge revenue
-
-
-
45.2
40.6
85.8
Total gold revenue
6.6
6.4
13.0
19.6
28.0
47.6
Cost of sales
2.9
4.4
7.3
19.1
27.4
46.5
Cash operating costs
2.8
4.3
7.1
-
-
-
Other cash costs
-
-
-
19.1
27.4
46.5
Total cash costs
2.8
4.3
7.1
0.1
-
0.1
Retrenchment costs
-
-
-
-
-
-
Rehabilitation and other non-cash costs
-
-
-
19.2
27.4
46.6
Production costs
2.8
4.3
7.1
0.4
0.6
1.0
Amortisation of mining assets
0.1
0.1
0.2
-
-
-
Inventory change
-
-
-
25.6
12.6
38.2
Operating profit
3.7
2.0
5.7
Capital expenditure
-
(0.1)
(0.1)
- mining direct
-
-
-
-
-
-
- other
-
-
-
-
-
-
- recoupments
-
-
-
-
(0.1)
(0.1)
Net capital expenditure
-
-
-

SOUTH AFRICAN REGION
FREE STATE
Quarter
ended
March
2000
Six months
ended
June
2000
Quarter
ended
June
2000
Quarter
ended
March
2000
Six months
ended
June
2000
Quarter
ended
June
2000
JOEL MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
74
58
132
Area mined
- m2
/
- ft2
- 000
800
624
1,424
308
255
563
Milled - 000
- tonnes /
- tons
- reef
340
281
621
24
69
92
- waste
25
76
101
- surface and
-
-
-
dump reclamation
-
-
-
332
323
655
- total
365
356
722
5.22
6.78
5.93
Yield
- g/t
/
- oz/t
- reef
0.152
0.198
0.173
0.70
0.73
0.72
- waste
0.020
0.021
0.021
- surface and
-
-
-
dump reclamation
-
-
-
4.91
5.50
5.20
- average
0.143
0.160
0.152
1,610
1,726
3,336
Gold produced
- kg
/
- oz 000 - reef
52
55
106
16
50
66
- waste
1
2
3
- surface and
-
-
-
dump reclamation
-
-
-
1,626
1,776
3,402
- total
52
57
109
65,433
63,241
64,289
Revenue
- R/kg
/
- $/oz
- sold
296
312
304
313
312
313
Total cash costs
- R
/
- $
- ton milled
41
45
43
63,828
56,793
60,155
- R/kg
/
- $/oz
- produced
289
280
284
PRODUCTIVITY
155
143
149
per employee
- g
/
- oz
- target
4.97
4.61
4.78
121
126
124
- actual
3.90
4.04
3.97
5.88
5.37
5.61
per employee
- m2
/
- ft2
- target
63.29
57.79
60.43
5.55
4.10
4.81
- actual
59.74
44.14
51.73
FINANCIAL RESULTS (MILLION)
104.4
111.0
215.4
Gold normal revenue
15.2
17.6
32.8
2.0
1.3
3.3
Accelerated hedge revenue
0.3
0.2
0.5
106.4
112.3
218.7
Total gold revenue
15.5
17.8
33.3
121.7
112.0
233.7
Cost of sales
17.8
17.7
35.5
103.0
100.1
203.1
Cash operating costs
15.0
15.9
30.9
0.8
0.7
1.5
Other cash costs
0.1
0.1
0.2
103.8
100.8
204.6
Total cash costs
15.1
16.0
31.1
2.0
1.3
3.3
Retrenchment costs
0.3
0.2
0.5
(0.2)
0.1
(0.1)
Rehabilitation and other non-cash costs
-
-
-
105.6
102.2
207.8
Production costs
15.4
16.2
31.6
14.2
10.3
24.5
Amortisation of mining assets
2.1
1.6
3.7
1.9
(0.5)
1.4
Inventory change
0.3
(0.1)
0.2
(15.3)
0.3
(15.0)
Operating profit
(2.3)
0.1
(2.2)
Capital expenditure
26.2
27.3
53.5
- mining direct
3.8
4.2
8.0
-
-
-
- other
-
-
-
-
-
-
- recoupments
-
-
-
26.2
27.3
53.5
Net capital expenditure
3.8
4.2
8.0

SOUTH AFRICAN REGION
WEST WITS
Quarter
ended
March
2000
Six months
ended
June
2000
Quarter
ended
June
2000
Quarter
ended
March
2000
Six months
ended
June
2000
Quarter
ended
June
2000
TAUTONA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
73
64
137
Area mined
- m2
/
- ft2
- 000
787
688
1,475
427
382
809
Milled - 000
- tonnes /
- tons
- reef
470
421
891
-
-
-
- waste
-
-
-
- surface and
-
-
-
dump reclamation
-
-
-
427
382
809
- total
470
421
891
11.20
10.84
11.03
Yield
- g/t
/
- oz/t
- reef
0.327
0.316
0.322
-
-
-
- waste
-
-
-
- surface and
-
-
-
dump reclamation
-
-
-
11.20
10.84
11.03
- average
0.327
0.316
0.322
4,778
4,136
8,914
Gold produced
- kg
/
- oz 000 - reef
154
133
287
-
-
-
- waste
-
-
-
- surface and
-
-
-
dump reclamation
-
-
-
4,778
4,136
8,914
- total
154
133
287
64,347
62,856
63,655
Revenue
- R/kg
/
- $/oz
- sold
292
309
300
414
441
427
Total cash costs
- R
/
- $
- ton milled
55
63
59
36,927
40,691
38,674
- R/kg
/
- $/oz
- produced
167
200
183
PRODUCTIVITY
281
264
273
per employee
- g
/
- oz
- target
9.04
8.50
8.77
254
219
237
- actual
8.17
7.04
7.61
4.41
4.09
4.25
per employee
- m2
/
- ft2
- target
47.51
43.99
45.75
3.89
3.39
3.64
- actual
41.88
36.44
39.15
FINANCIAL RESULTS (MILLION)
306.5
259.2
565.6
Gold normal revenue
44.6
41.0
85.6
1.0
0.8
1.8
Accelerated hedge revenue
0.1
0.1
0.2
307.5
260.0
567.4
Total gold revenue
44.7
41.1
85.8
180.7
181.3
362.0
Cost of sales
26.3
28.7
55.0
175.1
167.1
342.2
Cash operating costs
25.5
26.5
52.0
1.3
1.2
2.5
Other cash costs
0.2
0.2
0.4
176.4
168.3
344.7
Total cash costs
25.7
26.7
52.4
1.0
0.8
1.8
Retrenchment costs
0.1
0.1
0.2
(0.1)
0.1
-
Rehabilitation and other non-cash costs
-
-
-
177.3
169.2
346.5
Production costs
25.8
26.8
52.6
7.5
13.3
20.8
Amortisation of mining assets
1.1
2.1
3.2
(4.1)
(1.2)
(5.3)
Inventory change
(0.6)
(0.2)
(0.8)
126.8
78.7
205.4
Operating profit
18.4
12.4
30.8
Capital expenditure
4.6
1.8
6.4
- mining direct
0.7
0.3
1.0
0.1
-
0.1
- other
-
-
-
-
-
-
- recoupments
-
-
-
4.7
1.8
6.5
Net capital expenditure
0.7
0.3
1.0

SOUTH AFRICAN REGION
WEST WITS
Quarter
ended
March
2000
Six months
ended
June
2000
Quarter
ended
June
2000
Quarter
ended
March
2000
Six months
ended
June
2000
Quarter
ended
June
2000
SAVUKA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
50
51
101
Area mined
- m2
/
- ft2
- 000
534
545
1,079
256
246
502
Milled - 000
- tonnes /
- tons
- reef
282
271
553
-
-
-
- waste
-
-
-
- surface and
-
-
-
dump reclamation
-
-
-
256
246
502
- total
282
271
553
7.99
8.21
8.10
Yield
- g/t
/
- oz/t
- reef
0.233
0.240
0.236
-
-
-
- waste
-
-
-
- surface and
-
-
-
dump reclamation
-
-
-
7.99
8.21
8.10
- average
0.233
0.240
0.236
2,046
2,021
4,067
Gold produced
- kg
/
- oz 000 - reef
66
65
131
-
-
-
- waste
-
-
-
- surface and
-
-
-
dump reclamation
-
-
-
2,046
2,021
4,067
- total
66
65
131
65,233
63,056
64,152
Revenue
- R/kg
/
- $/oz
- sold
295
310
302
446
453
450
Total cash costs
- R
/
- $
- ton milled
59
65
62
55,836
55,164
55,502
- R/kg
/
- $/oz
- produced
253
272
262
PRODUCTIVITY
173
164
168
per employee
- g
/
- oz
- target
5.56
5.26
5.41
162
158
160
- actual
5.21
5.07
5.14
4.82
4.46
4.64
per employee
- m2
/
- ft2
- target
51.84
48.05
49.94
3.93
3.95
3.94
- actual
42.27
42.52
42.40
FINANCIAL RESULTS (MILLION)
131.5
126.7
258.2
Gold normal revenue
19.1
20.0
39.1
2.0
0.7
2.7
Accelerated hedge revenue
0.3
0.1
0.4
133.5
127.4
260.9
Total gold revenue
19.4
20.1
39.5
120.3
117.0
237.3
Cost of sales
17.6
18.4
36.0
113.9
110.8
224.7
Cash operating costs
16.6
17.5
34.1
0.3
0.7
1.0
Other cash costs
0.1
0.1
0.2
114.2
111.5
225.7
Total cash costs
16.7
17.6
34.3
2.0
0.7
2.7
Retrenchment costs
0.3
0.1
0.4
-
-
-
Rehabilitation and other non-cash costs
-
-
-
116.2
112.2
228.4
Production costs
17.0
17.7
34.7
5.7
5.3
11.0
Amortisation of mining assets
0.8
0.8
1.6
(1.6)
(0.5)
(2.1)
Inventory change
(0.2)
(0.1)
(0.3)
13.2
10.4
23.6
Operating profit
1.8
1.7
3.5
Capital expenditure
0.8
1.5
2.3
- mining direct
0.1
0.2
0.3
-
-
-
- other
-
-
-
-
-
-
- recoupments
-
-
-
0.8
1.5
2.3
Net capital expenditure
0.1
0.2
0.3

SOUTH AFRICAN REGION
WEST WITS
Quarter
ended
March
2000
Six months
ended
June
2000
Quarter
ended
June
2000
Quarter
ended
March
2000
Six months
ended
June
2000
Quarter
ended
June
2000
MPONENG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
67
60
127
Area mined
- m2
/
- ft2
- 000
720
642
1,362
408
374
782
Milled - 000
- tonnes /
- tons
- reef
449
412
861
16
-
16
- waste
17
-
17
- surface and
-
-
-
dump reclamation
-
-
-
424
374
798
- total
466
412
878
7.36
10.48
8.85
Yield
- g/t
/
- oz/t
- reef
0.215
0.306
0.258
0.32
-
0.32
- waste
0.009
-
0.009
- surface and
-
-
-
dump reclamation
-
-
-
7.10
10.48
8.68
- average
0.207
0.306
0.253
2,998
3,921
6,919
Gold produced
- kg
/
- oz 000 - reef
96
126
222
5
-
5
- waste
0
-
0
- surface and
-
-
-
dump reclamation
-
-
-
3,003
3,921
6,924
- total
97
126
223
64,242
62,668
63,351
Revenue
- R/kg
/
- $/oz
- sold
291
309
301
380
434
405
Total cash costs
- R
/
- $
- ton milled
50
62
56
53,603
41,355
46,667
- R/kg
/
- $/oz
- produced
243
204
221
PRODUCTIVITY
212
201
206
per employee
- g
/
- oz
- target
6.82
6.45
6.63
183
235
209
- actual
5.88
7.56
6.73
4.26
3.85
4.05
per employee
- m2
/
- ft2
- target
45.84
41.40
43.61
4.07
3.58
3.82
- actual
43.81
38.52
41.14
FINANCIAL RESULTS (MILLION)
192.2
245.6
437.7
Gold normal revenue
28.0
38.9
66.9
0.7
0.1
0.8
Accelerated hedge revenue
0.1
-
0.1
192.9
245.7
438.5
Total gold revenue
28.1
38.9
67.0
183.0
180.2
363.2
Cost of sales
26.7
28.4
55.1
160.1
161.3
321.4
Cash operating costs
23.3
25.5
48.8
1.0
0.8
1.8
Other cash costs
0.1
0.1
0.2
161.1
162.1
323.2
Total cash costs
23.4
25.6
49.0
0.7
0.1
0.8
Retrenchment costs
0.1
-
0.1
(0.1)
0.1
-
Rehabilitation and other non-cash costs
-
-
-
161.7
162.3
324.0
Production costs
23.5
25.6
49.1
23.7
18.7
42.4
Amortisation of mining assets
3.5
2.9
6.4
(2.4)
(0.8)
(3.2)
Inventory change
(0.3)
(0.1)
(0.4)
9.9
65.5
75.3
Operating profit
1.4
10.5
11.9
Capital expenditure
44.8
28.8
73.7
- mining direct
6.5
4.5
11.1
0.6
0.5
1.1
- other
0.1
0.1
0.2
-
-
-
- recoupments
-
-
-
45.4
29.3
74.8
Net capital expenditure
6.6
4.6
11.3

SOUTH AFRICAN REGION
WEST WITS
Quarter
ended
March
2000
Six months
ended
June
2000
Quarter
ended
June
2000
Quarter
ended
March
2000
Six months
ended
June
2000
Quarter
ended
June
2000
ELANDSRAND MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
96
90
186
Area mined
- m2
/
- ft2
- 000
1,033
969
2,002
437
414
851
Milled - 000
- tonnes /
- tons
- reef
482
456
938
10
7
17
- waste
11
8
19
- surface and
-
-
-
dump reclamation
-
-
-
447
421
868
- total
493
464
957
6.51
7.29
6.89
Yield
- g/t
/
- oz/t
- reef
0.190
0.213
0.201
0.50
0.29
0.41
- waste
0.015
0.008
0.012
- surface and
-
-
-
dump reclamation
-
-
-
6.37
7.18
6.76
- average
0.186
0.209
0.197
2,843
3,020
5,863
Gold produced
- kg
/
- oz 000 - reef
92
97
189
5
2
7
- waste
0
0
0
- surface and
-
-
-
dump reclamation
-
-
-
2,848
3,022
5,870
- total
92
97
189
64,470
63,238
63,836
Revenue
- R/kg
/
- $/oz
- sold
293
311
302
377
387
382
Total cash costs
- R
/
- $
- ton milled
50
56
53
59,171
53,882
56,448
- R/kg
/
- $/oz
- produced
268
265
267
PRODUCTIVITY
177
187
182
per employee
- g
/
- oz
- target
5.69
6.01
5.85
157
164
161
- actual
5.06
5.28
5.17
5.61
5.46
5.53
per employee
- m2
/
- ft2
- target
60.35
58.75
59.55
5.31
4.89
5.10
- actual
57.11
52.62
54.85
FINANCIAL RESULTS (MILLION)
182.8
189.4
372.1
Gold normal revenue
26.7
29.9
56.6
0.9
1.7
2.6
Accelerated hedge revenue
0.1
0.3
0.4
183.7
191.1
374.7
Total gold revenue
26.8
30.2
57.0
188.8
175.5
364.3
Cost of sales
27.5
27.9
55.4
168.5
162.3
330.8
Cash operating costs
24.6
25.7
50.3
-
0.6
0.6
Other cash costs
0.0
0.1
0.1
168.5
162.9
331.4
Total cash costs
24.6
25.8
50.4
0.9
1.7
2.6
Retrenchment costs
0.1
0.3
0.4
-
-
-
Rehabilitation and other non-cash costs
-
-
-
169.4
164.6
334.0
Production costs
24.7
26.1
50.8
21.8
11.6
33.4
Amortisation of mining assets
3.2
1.9
5.1
(2.4)
(0.7)
(3.1)
Inventory change
(0.4)
(0.1)
(0.5)
(5.1)
15.6
10.4
Operating profit
(0.7)
2.3
1.6
Capital expenditure
37.9
22.6
60.6
- mining direct
5.5
3.6
9.1
-
-
-
- other
-
-
-
-
-
-
- recoupments
-
-
-
37.9
22.6
60.6
Net capital expenditure
5.5
3.6
9.1

SOUTH AFRICAN REGION
WEST WITS
Quarter
ended
March
2000
Six months
ended
June
2000
Quarter
ended
June
2000
Quarter
ended
March
2000
Six months
ended
June
2000
Quarter
ended
June
2000
DEELKRAAL MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
37
34
71
Area mined
- m2
/
- ft2
- 000
403
368
771
196
194
390
Milled - 000
- tonnes /
- tons
- reef
216
214
430
-
-
-
- waste
-
-
-
- surface and
-
-
-
dump reclamation
-
-
-
196
194
390
- total
216
214
430
6.66
7.38
7.02
Yield
- g/t
/
- oz/t
- reef
0.194
0.215
0.205
-
-
-
- waste
-
-
-
- surface and
-
-
-
dump reclamation
-
-
-
6.66
7.38
7.02
- average
0.194
0.215
0.205
1,302
1,432
2,734
Gold produced
- kg
/
- oz 000 - reef
42
46
88
-
-
-
- waste
-
-
-
- surface and
-
-
-
dump reclamation
-
-
-
1,302
1,432
2,734
- total
42
46
88
64,571
63,469
63,994
Revenue
- R/kg
/
- $/oz
- sold
293
312
303
460
464
462
Total cash costs
- R
/
- $
- ton milled
61
67
64
69,078
62,790
65,785
- R/kg
/
- $/oz
- produced
313
309
311
PRODUCTIVITY
161
168
165
per employee
- g
/
- oz
- target
5.18
5.40
5.29
121
130
125
- actual
3.89
4.16
4.03
4.16
4.26
4.21
per employee
- m2
/
- ft2
- target
44.79
45.83
45.31
3.48
3.09
3.28
- actual
37.49
33.23
35.33
FINANCIAL RESULTS (MILLION)
83.3
89.6
172.8
Gold normal revenue
12.1
14.2
26.3
0.8
1.3
2.1
Accelerated hedge revenue
0.1
0.2
0.3
84.1
90.9
174.9
Total gold revenue
12.2
14.4
26.6
100.5
98.3
198.8
Cost of sales
14.7
15.6
30.3
89.5
89.5
179.0
Cash operating costs
13.0
14.2
27.2
0.5
0.4
0.9
Other cash costs
0.1
0.1
0.2
90.0
89.9
179.9
Total cash costs
13.1
14.3
27.4
0.8
1.3
2.1
Retrenchment costs
0.1
0.2
0.3
(0.1)
0.1
-
Rehabilitation and other non-cash costs
-
-
-
90.7
91.3
182.0
Production costs
13.2
14.5
27.7
10.8
7.4
18.2
Amortisation of mining assets
1.6
1.2
2.8
(1.0)
(0.4)
(1.4)
Inventory change
(0.1)
(0.1)
(0.2)
(16.4)
(7.4)
(23.9)
Operating profit
(2.5)
(1.2)
(3.7)
Capital expenditure
2.5
1.7
4.3
- mining direct
0.4
0.3
0.6
-
-
-
- other
-
-
-
-
-
-
- recoupments
-
-
-
2.5
1.7
4.3
Net capital expenditure
0.4
0.3
0.6

SOUTH AFRICAN REGION
WEST WITS
Quarter
ended
March
2000
Six months
ended
June
2000
Quarter
ended
June
2000
Quarter
ended
March
2000
Six months
ended
June
2000
Quarter
ended
June
2000
SURFACE OPERATIONS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
-
-
-
Area mined
- m2
/
- ft2
- 000
-
-
-
-
-
-
Milled - 000
- tonnes /
- tons
- reef
-
-
-
-
-
-
- waste
-
-
-
- surface and
151
151
302
dump reclamation
167
166
333
151
151
302
- total
167
166
333
-
-
-
Yield
- g/t
/
- oz/t
- reef
-
-
-
-
-
-
- waste
-
-
-
- surface and
0.61
0.68
0.64
dump reclamation
0.018
0.020
0.019
0.61
0.68
0.64
- average
0.018
0.020
0.019
-
-
-
Gold produced - kg
/
- oz 000 - reef
-
-
-
-
-
-
- waste
-
-
-
- surface and
92
103
195
dump reclamation
3
3
6
92
103
195
- total
3
3
6
65,555
62,839
64,119
Revenue
- R/kg
/
- $/oz
- sold
297
308
303
32
32
32
Total cash costs- R
/
- $
- ton milled
4
5
4
52,250
47,514
49,746
- R/kg
/
- $/oz
- produced
238
234
236
PRODUCTIVITY
-
-
-
per employee - g
/
- oz
- target
-
-
-
-
-
-
- actual
-
-
-
-
-
-
per employee - m2
/
- ft2
- target
-
-
-
-
-
-
- actual
-
-
-
FINANCIAL RESULTS (MILLION)
5.9
6.5
12.5
Gold normal revenue
0.9
1.0
1.9
0.1
-
0.1
Accelerated hedge revenue
-
-
-
6.0
6.5
12.6
Total gold revenue
0.9
1.0
1.9
4.9
4.9
9.8
Cost of sales
0.7
0.8
1.5
4.8
4.9
9.7
Cash operating costs
0.7
0.8
1.5
-
-
-
Other cash costs
-
-
-
4.8
4.9
9.7
Total cash costs
0.7
0.8
1.5
0.1
-
0.1
Retrenchment costs
-
-
-
-
-
-
Rehabilitation and other non-cash
-
-
-
4.9
4.9
9.8
Production costs
0.7
0.8
1.5
-
-
-
Amortisation of mining assets
-
-
-
-
-
-
Inventory change
-
-
-
1.1
1.6
2.8
Operating profit
0.2
0.2
0.4
Capital expenditure
-
-
-
- mining direct
-
-
-
-
-
-
- other
-
-
-
-
-
-
- recoupments
-
-
-
-
-
-
Net capital expenditure
-
-
-

AFRICAN REGION
Six months
ended
June
2000
Quarter
ended
March
2000
Quarter
ended
June
2000
Six months
ended
June
2000
Quarter
ended
March
2000
Quarter
ended
June
2000
NAVACHAB
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
1,510
1,240
2,750
Mined
- tonnes /
- tons
- 000
1,664
1,367
3,031
430
361
790
Volume mined
- bcm
/
- bcy
- 000
562
472
1,034
Stripping ratio
- t(mined-treated)
3.95
2.66
3.28
/t treated
3.95
2.66
3.28
305
338
643
Treated
- tonnes /
- tons
- 000
336
373
709
1.80
1.61
1.70
Yield
- g/t
/
- oz/t
0.052
0.047
0.050
548
544
1,092
Gold produced
- kg
/
- oz 000
18
17
35
65,832
62,978
64,411
Revenue
- R/kg
/
- $/oz
- sold
298
310
304
46,083
43,839
44,965
Total cash costs
- R/kg
/
- $/oz
- produced
208
216
212
PRODUCTIVITY
513
467
490
per employee
- g
/
- oz
- target
16.51
15.00
15.76
506
513
509
- actual
16.27
16.48
16.37
FINANCIAL RESULTS ( MILLION)
36.1
34.2
70.3
Gold revenue
5.2
5.4
10.7
28.1
27.3
55.5
Cost of sales
4.2
4.3
8.5
25.2
23.5
48.8
Cash operating costs
3.7
3.7
7.4
-
0.3
0.3
Other cash costs
-
-
-
25.2
23.8
49.1
Total cash costs
3.7
3.7
7.4
(1.6)
0.6
(1.0)
Rehabilitation and other non-cash costs
(0.2)
0.1
(0.1)
23.6
24.4
48.1
Production costs
3.5
3.8
7.3
5.3
2.5
7.8
Amortisation of mining assets
0.8
0.4
1.2
(0.8)
0.4
(0.4)
Inventory change
(0.1)
0.1
-
8.0
6.9
14.8
Operating profit
1.0
1.1
2.2
-
0.8
0.8
Capital expenditure
-
0.1
0.1

AFRICAN REGION
Six months
ended
June
2000
Quarter
ended
March
2000
Quarter
ended
June
2000
Six months
ended
June
2000
Quarter
ended
March
2000
Quarter
ended
June
2000
SADIOLA - Attributable 38%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
1,620
1,622
3,243
Mined
- tonnes /
- tons
- 000
1,786
1,788
3,574
1,278
926
2,205
Volume mined
- bcm
/
- bcy
- 000
1,672
1,212
2,884
Stripping ratio
- t(mined-treated)
2.20
2.46
2.33
/t treated
2.20
2.46
2.33
506
468
974
Treated
- tonnes /
- tons
- 000
558
516
1,074
3.82
3.52
3.67
Yield
- g/t
/
- oz/t
0.111
0.103
0.107
1,931
1,648
3,579
Gold produced
- kg
/
- oz 000
62
53
115
67,759
61,645
64,817
Revenue
- R/kg
/
- $/oz
- sold
306
303
305
23,631
24,780
24,081
Total cash costs
- R/kg
/
- $/oz
- produced
107
122
114
PRODUCTIVITY
2,126
1,935
2,031
per employee
- g
/
- oz
- target
68.36
62.22
65.29
2,088
1,787
1,938
- actual
67.13
57.45
62.30
FINANCIAL RESULTS ( MILLION)
126.0
106.3
232.3
Gold revenue
18.3
16.8
35.1
63.1
65.7
128.6
Cost of sales
9.1
10.4
19.5
34.0
35.1
69.0
Cash operating costs
5.0
5.6
10.5
9.2
8.0
17.2
Other cash costs
1.3
1.3
2.6
43.2
43.1
86.2
Total cash costs
6.3
6.9
13.1
0.3
0.3
0.6
Rehabilitation and other non-cash costs
-
-
0.1
43.5
43.4
86.8
Production costs
6.3
6.9
13.2
21.4
19.7
41.1
Amortisation of mining assets
3.1
3.1
6.2
(1.8)
2.6
0.7
Inventory change
(0.3)
0.4
0.1
62.9
40.6
103.7
Operating profit
9.2
6.4
15.6
4.0
10.3
14.3
Capital expenditure
0.6
1.6
2.2

NORTH AMERICAN REGION
Six months
ended
June
2000
Quarter
ended
March
2000
Quarter
ended
June
2000
Six months
ended
June
2000
Quarter
ended
March
2000
Quarter
ended
June
2000
CRIPPLE CREEK & VICTOR J.V.
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
-
-
-
Mined
- tonnes /
- tons
- 000
-
-
-
-
-
-
Treated
- tonnes /
- tons
- 000
-
-
-
-
-
-
Gold in ore
- kg
/
- oz 000
-
-
-
-
-
-
Yield
- g/t
/
- oz/t
-
-
-
-
-
-
Gold produced
- kg
/
- oz 000
-
-
-
Open-pit Operations
6,569
6,586
13,155
Mined
- tonnes /
- tons
- 000
7,241
7,260
14,501
Stripping ratio
- t(mined-treated)
1.82
1.52
1.66
/t treated
1.82
1.52
1.66
2,333
2,617
4,950
Treated
- tonnes /
- tons
- 000
2,572
2,884
5,456
3,374
1,695
5,070
Gold in ore
- kg
/
- oz 000
108
55
163
0.84
0.65
0.74
Yield
- g/t
/
- oz/t
0.025
0.019
0.022
1,968
1,695
3,663
Gold produced
- kg
/
- oz 000
63
55
118
Total
0.84
0.65
0.74
Yield
- g/t
/
- oz/t
0.025
0.019
0.022
1,968
1,695
3,663
Gold produced
- kg
/
- oz 000
63
55
118
71,253
65,857
68,756
Revenue
- R/kg
/
- $/oz
- sold
322
323
322
42,729
40,478
41,687
Total cash costs
- R/kg
/
- $/oz
- produced
193
200
196
PRODUCTIVITY
2,524
2,121
2,322
per employee
- g
/
- oz
- target
81.14
68.18
74.66
1,216
2,030
1,493
- actual
39.10
65.27
48.01
FINANCIAL RESULTS (MILLION)
140.2
111.6
251.9
Gold revenue
20.4
17.6
38.0
129.4
84.2
213.6
Cost of sales
18.9
13.3
32.2
84.1
68.6
152.7
Cash operating costs
12.2
10.9
23.1
-
-
-
Other cash costs
-
-
-
84.1
68.6
152.7
Total cash costs
12.2
10.9
23.1
3.4
2.1
5.5
Rehabilitation and other non-cash costs
0.5
0.3
0.8
87.5
70.7
158.2
Production costs
12.7
11.2
23.9
48.7
20.2
68.9
Amortisation of mining assets
7.1
3.2
10.3
(6.8)
(6.7)
(13.5)
Inventory change
(0.9)
(1.1)
(2.0)
10.8
27.4
38.3
Operating profit
1.5
4.3
5.8
25.5
27.7
53.2
Capital expenditure
3.7
4.4
8.1
Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.

NORTH AMERICAN REGION
Six months
ended
June
2000
Quarter
ended
March
2000
Quarter
ended
June
2000
Six months
ended
June
2000
Quarter
ended
March
2000
Quarter
ended
June
2000
JERRITT CANYON J.V. - Attributable 70%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
197
173
370
Mined
- tonnes /
- tons
- 000
217
191
408
137
121
259
Treated
- tonnes /
- tons
- 000
152
134
285
1,487
1,343
2,830
Gold in ore
- kg
/
- oz 000
48
43
91
12.90
15.15
13.96
Yield
- g/t
/
- oz/t
0.376
0.442
0.407
1,773
1,839
3,612
Gold produced
- kg
/
- oz 000
57
59
116
Open-pit Operations
-
-
-
Mined
- tonnes /
- tons
- 000
-
-
-
Stripping ratio
- t(mined-treated)
-
-
-
/t treated
-
-
-
-
-
-
Treated
- tonnes /
- tons
- 000
-
-
-
-
-
-
Gold in ore
- kg
/
- oz 000
-
-
-
-
-
-
Yield
- g/t
/
- oz/t
-
-
-
-
-
-
Gold produced
- kg
/
- oz 000
-
-
-
Total
12.90
15.15
13.96
Yield
- g/t
/
- oz/t
0.376
0.442
0.407
1,773
1,839
3,612
Gold produced
- kg
/
- oz 000
57
59
116
71,322
65,482
68,347
Revenue
- R/kg
/
- $/oz
- sold
322
323
322
43,895
37,593
40,686
Total cash costs
- R/kg
/
- $/oz
- produced
199
186
192
PRODUCTIVITY
2,078
2,340
2,208
per employee
- g
/
- oz
- target
66.82
75.24
70.97
1,990
2,139
2,063
- actual
63.98
68.77
66.33
FINANCIAL RESULTS (MILLION)
126.5
120.5
247.0
Gold revenue
18.4
19.1
37.5
120.8
94.7
215.5
Cost of sales
17.5
15.1
32.6
77.8
69.2
147.0
Cash operating costs
11.3
11.0
22.3
-
-
-
Other cash costs
-
-
-
77.8
69.2
147.0
Total cash costs
11.3
11.0
22.3
0.9
1.6
2.5
Rehabilitation and other non-cash costs
0.1
0.3
0.4
78.7
70.8
149.5
Production costs
11.4
11.3
22.7
42.1
22.1
64.2
Amortisation of mining assets
6.1
3.5
9.6
-
1.8
1.8
Inventory change
-
0.3
0.3
5.7
25.8
31.5
Operating profit
0.9
4.0
4.9
29.5
19.7
49.2
Capital expenditure
4.3
3.1
7.4
Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION
Six months
ended
June
2000
Quarter
ended
March
2000
Quarter
ended
June
2000
Six months
ended
June
2000
Quarter
ended
March
2000
Quarter
ended
June
2000
MORRO VELHO
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
194
180
374
Mined
- tonnes /
- tons
- 000
214
199
412
194
180
374
Treated
- tonnes /
- tons
- 000
214
199
412
1,496
1,429
2,926
Gold in ore
- kg
/
- oz 000
48
46
94
6.83
7.34
7.08
Yield
- g/t
/
- oz/t
0.199
0.214
0.206
1,324
1,324
2,648
Gold produced
- kg
/
- oz 000
43
43
85
Open-pit Operations
241
203
444
Mined
- tonnes /
- tons
- 000
266
224
490
Stripping ratio
- t(mined-treated)
5.96
5.70
5.84
/t treated
5.96
5.70
5.84
35
30
65
Treated
- tonnes /
- tons
- 000
38
33
72
131
135
265
Gold in ore
- kg
/
- oz 000
4
4
9
3.50
4.19
3.82
Yield
- g/t
/
- oz/t
0.102
0.122
0.111
121
127
248
Gold produced
- kg
/
- oz 000
4
4
8
Total
6.33
6.89
6.59
Yield
- g/t
/
- oz/t
0.184
0.201
0.192
1,445
1,451
2,896
Gold produced
- kg
/
- oz 000
46
47
93
71,067
66,815
68,760
Revenue
- R/kg
/
- $/oz
- sold
328
329
328
28,719
26,317
27,515
Total cash costs
- R/kg
/
- $/oz
- produced
130
129
130
PRODUCTIVITY
403
412
408
per employee
- g
/
- oz
- target
12.96
13.25
13.11
386
397
392
- actual
12.41
12.78
12.59
FINANCIAL RESULTS (MILLION)
82.1
91.7
173.8
Gold revenue
12.2
14.5
26.7
43.9
47.7
91.5
Cost of sales
6.4
7.6
13.9
40.6
37.3
77.9
Cash operating costs
5.9
5.9
11.8
0.9
0.9
1.8
Other cash costs
0.1
0.1
0.3
41.5
38.2
79.7
Total cash costs
6.0
6.0
12.1
0.4
0.3
0.7
Rehabilitation and other non-cash costs
0.1
0.1
0.1
41.9
38.5
80.4
Production costs
6.1
6.1
12.2
16.1
14.5
30.6
Amortisation of mining assets
2.3
2.3
4.6
(14.1)
(5.3)
(19.5)
Inventory change
(2.0)
(0.8)
(2.9)
38.2
44.0
82.3
Operating profit
5.8
6.9
12.8
24.9
12.1
37.0
Capital expenditure
3.6
1.9
5.5
Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION
Six months
ended
June
2000
Quarter
ended
March
2000
Quarter
ended
June
2000
Six months
ended
June
2000
Quarter
ended
March
2000
Quarter
ended
June
2000
SERRA GRANDE - Attributable 50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
95
96
190
Mined
- tonnes /
- tons
- 000
104
105
210
94
90
184
Treated
- tonnes /
- tons
- 000
103
100
203
789
785
1,574
Gold in ore
- kg
/
- oz 000
25
25
51
8.03
8.26
8.14
Yield
- g/t
/
- oz/t
0.234
0.241
0.238
752
747
1,499
Gold produced
- kg
/
- oz 000
24
24
48
Open-pit Operations
-
-
-
Mined
- tonnes /
- tons
- 000
-
-
-
Stripping ratio
- t(mined-treated)
-
-
-
/t treated
-
-
-
-
-
-
Treated
- tonnes /
- tons
- 000
-
-
-
-
-
-
Gold in ore
- kg
/
- oz 000
-
-
-
-
-
-
Yield
- g/t
/
- oz/t
-
-
-
-
-
-
Gold produced
- kg
/
- oz 000
-
-
-
Total
8.03
8.26
8.14
Yield
- g/t
/
- oz/t
0.234
0.241
0.238
752
747
1,499
Gold produced
- kg
/
- oz 000
24
24
48
71,833
66,828
69,306
Revenue
- R/kg
/
- $/oz
- sold
324
327
326
24,573
21,269
22,925
Total cash costs
- R/kg
/
- $/oz
- produced
111
105
108
PRODUCTIVITY
943
969
956
per employee
- g
/
- oz
- target
30.31
31.14
30.73
966
984
975
- actual
31.06
31.65
31.35
FINANCIAL RESULTS (MILLION)
51.8
49.1
100.9
Gold revenue
7.5
7.7
15.2
27.2
25.3
52.7
Cost of sales
4.0
4.0
7.9
17.3
15.4
32.8
Cash operating costs
2.5
2.4
5.0
1.1
0.5
1.6
Other cash costs
0.2
0.1
0.2
18.4
15.9
34.4
Total cash costs
2.7
2.5
5.2
0.5
0.5
1.0
Rehabilitation and other non-cash costs
0.1
0.1
0.1
18.9
16.4
35.4
Production costs
2.8
2.6
5.3
9.7
8.7
18.4
Amortisation of mining assets
1.4
1.4
2.8
(1.4)
0.2
(1.1)
Inventory change
(0.2)
-
(0.2)
24.6
23.8
48.2
Operating profit
3.5
3.7
7.3
5.8
3.8
9.6
Capital expenditure
0.8
0.6
1.4
Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION
Six months
ended
June
2000
Quarter
ended
March
2000
Quarter
ended
June
2000
Six months
ended
June
2000
Quarter
ended
March
2000
Quarter
ended
June
2000
CERRO VANGUARDIA - Attributable 46.25%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
-
-
-
Mined
- tonnes /
- tons
- 000
-
-
-
-
-
-
Treated
- tonnes /
- tons
- 000
-
-
-
-
-
-
Gold in ore
- kg
/
- oz 000
-
-
-
-
-
-
Yield
- g/t
/
- oz/t
-
-
-
-
-
-
Gold produced
- kg
/
- oz 000
-
-
-
Open-pit Operations
931
893
1,824
Mined
- tonnes /
- tons
- 000
1,027
984
2,011
Stripping ratio
- t(mined-treated)
9.14
8.79
8.96
/t treated
9.14
8.79
8.96
92
91
183
Treated
- tonnes /
- tons
- 000
101
101
202
1,115
1,089
2,204
Gold in ore
- kg
/
- oz 000
36
35
71
11.74
11.52
11.63
Yield
- g/t
/
- oz/t
0.342
0.336
0.339
1,079
1,051
2,130
Gold produced
- kg
/
- oz 000
35
34
68
Total
11.74
11.52
11.63
Yield
- g/t
/
- oz/t
0.342
0.336
0.339
1,079
1,051
2,130
Gold produced
- kg
/
- oz 000
35
34
68
61,911
66,163
64,049
Revenue
- R/kg
/
- $/oz
- sold
304
326
315
28,449
27,724
28,091
Total cash costs
- R/kg
/
- $/oz
- produced
129
136
132
PRODUCTIVITY
1,800
1,750
1,775
per employee
- g
/
- oz
- target
57.87
56.25
57.06
2,147
1,787
1,953
- actual
69.04
57.46
62.79
FINANCIAL RESULTS (MILLION)
76.7
77.5
154.2
Gold revenue
12.0
12.3
24.3
54.2
49.2
103.5
Cost of sales
7.8
7.8
15.6
25.6
24.0
49.6
Cash operating costs
3.7
3.8
7.5
5.1
5.1
10.2
Other cash costs
0.7
0.8
1.5
30.7
29.1
59.8
Total cash costs
4.4
4.6
9.0
0.5
0.4
0.9
Rehabilitation and other non-cash costs
0.1
0.1
0.1
31.2
29.5
60.7
Production costs
4.5
4.7
9.1
19.5
19.3
38.8
Amortisation of mining assets
2.8
3.0
5.9
3.5
0.4
4.0
Inventory change
0.5
0.1
0.6
22.5
28.3
50.7
Operating profit
4.2
4.5
8.7
-
-
-
Capital expenditure
-
-
-
Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.

AUSTRALASIAN REGION
Six months
ended
June
2000
Quarter
ended
March
2000
Quarter
ended
June
2000
Six months
ended
June
2000
Quarter
ended
March
2000
Quarter
ended
June
2000
SUNRISE DAM
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
2,497
2,380
4,877
Volume mined
- bcm
/
- bcy
- 000
3,266
3,113
6,379
467
419
885
Treated
- tonnes /
- tons
- 000
514
461
976
3.26
3.47
3.36
Yield
- g/t
/
- oz/t
0.095
0.101
0.098
1,523
1,453
2,976
Gold produced
- kg
/
- oz 000
49
47
96
74,910
71,245
72,938
Revenue
- R/kg
/
- $/oz
- sold
338
351
345
47,516
37,270
42,513
Total cash costs
- R/kg
/
- $/oz
- produced
215
184
200
PRODUCTIVITY
1,212
1,098
1,155
per employee
- g
/
- oz
- target
38.97
35.30
37.13
2,106
1,011
1,377
- actual
67.72
32.49
44.27
FINANCIAL RESULTS ( MILLION)
113.0
125.2
238.2
Gold revenue
16.4
19.8
36.3
77.9
85.6
163.5
Cost of sales
11.4
13.6
24.8
71.2
53.0
124.2
Cash operating costs
10.4
8.4
18.7
1.2
1.1
2.3
Other cash costs
0.2
0.2
0.4
72.4
54.1
126.5
Total cash costs
10.6
8.6
19.1
0.8
0.8
1.6
Rehabilitation and other non-cash costs
0.1
0.1
0.2
73.2
54.9
128.1
Production costs
10.7
8.7
19.3
21.6
15.8
37.4
Amortisation of mining assets
3.2
2.6
5.7
(16.9)
14.9
(2.0)
Inventory change
(2.5)
2.3
(0.2)
35.1
39.6
74.7
Operating profit
5.0
6.2
11.5
8.6
22.2
30.8
Capital expenditure
1.2
3.5
4.8

AUSTRALASIAN REGION
Six months
ended
June
2000
Quarter
ended
March
2000
Quarter
ended
June
2000
Six months
ended
June
2000
Quarter
ended
March
2000
Quarter
ended
June
2000
BODDINGTON - Attributable 33.33%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
-
-
-
Volume mined
- bcm
/
- bcy
- 000
-
-
-
763
758
1,521
Treated
- tonnes /
- tons
- 000
841
836
1,677
0.80
0.83
0.81
Yield
- g/t
/
- oz/t
0.023
0.024
0.024
611
628
1,239
Gold produced
- kg
/
- oz 000
20
20
40
72,803
71,906
72,349
Revenue
- R/kg
/
- $/oz
- sold
330
353
342
49,978
44,480
47,191
Total cash costs
- R/kg
/
- $/oz
- produced
226
219
222
PRODUCTIVITY
1,800
1,943
1,871
per employee
- g
/
- oz
- target
57.86
62.48
60.17
1,706
940
1,208
- actual
54.86
30.24
38.83
FINANCIAL RESULTS ( MILLION)
45.0
45.5
90.4
Gold revenue
6.5
7.2
13.7
36.5
34.8
71.3
Cost of sales
5.4
5.5
10.7
30.1
27.5
57.6
Cash operating costs
4.4
4.3
8.7
0.5
0.4
0.9
Other cash costs
0.1
0.1
0.1
30.6
27.9
58.5
Total cash costs
4.5
4.4
8.8
0.4
0.4
0.8
Rehabilitation and other non-cash costs
0.1
0.1
0.1
31.0
28.3
59.3
Production costs
4.6
4.5
8.9
1.4
1.8
3.2
Amortisation of mining assets
0.2
0.3
0.5
4.1
4.7
8.8
Inventory change
0.6
0.7
1.3
8.5
10.7
19.1
Operating profit
1.1
1.7
3.0
5.3
2.8
8.1
Capital expenditure
0.8
0.4
1.2

AUSTRALASIAN REGION
Six months
ended
June
2000
Quarter
ended
March
2000
Quarter
ended
June
2000
Six months
ended
June
2000
Quarter
ended
March
2000
Quarter
ended
June
2000
TANAMI - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
884
699
1,583
Volume mined
- bcm
/
- bcy
- 000
1,157
914
2,071
156
119
275
Treated
- tonnes /
- tons
- 000
172
131
303
2.40
2.60
2.49
Yield
- g/t
/
- oz/t
0.070
0.076
0.073
374
309
683
Gold produced
- kg
/
- oz 000
12
10
22
71,921
71,212
71,600
Revenue
- R/kg
/
- $/oz
- sold
326
351
337
58,437
64,824
61,327
Total cash costs
- R/kg
/
- $/oz
- produced
265
320
289
PRODUCTIVITY
1,547
1,476
1,511
per employee
- g
/
- oz
- target
49.74
47.45
48.59
1,327
535
795
- actual
42.65
17.20
25.54
FINANCIAL RESULTS ( MILLION)
26.9
22.0
48.9
Gold revenue
3.9
3.5
7.4
22.4
21.8
43.9
Cost of sales
3.3
3.4
6.7
21.1
19.4
40.4
Cash operating costs
3.1
3.1
6.1
0.8
0.7
1.5
Other cash costs
0.1
0.1
0.2
21.9
20.1
41.9
Total cash costs
3.2
3.2
6.3
0.3
0.2
0.4
Rehabilitation and other non-cash costs
-
-
0.1
22.2
20.3
42.3
Production costs
3.2
3.2
6.4
0.5
1.3
1.7
Amortisation of mining assets
0.1
0.2
0.3
(0.3)
0.2
(0.1)
Inventory change
-
-
-
4.5
0.2
5.0
Operating profit
0.6
0.1
0.7
3.5
1.5
5.0
Capital expenditure
0.5
0.2
0.7

AUSTRALASIAN REGION
Six months
ended
June
2000
Quarter
ended
March
2000
Quarter
ended
June
2000
Six months
ended
June
2000
Quarter
ended
March
2000
Quarter
ended
June
2000
UNION REEFS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
1,486
1,378
2,864
Volume mined
- bcm
/
- bcy
- 000
1,944
1,803
3,747
713
675
1,388
Treated
- tonnes /
- tons
- 000
786
745
1,530
1.28
1.20
1.24
Yield
- g/t
/
- oz/t
0.037
0.035
0.036
911
810
1,721
Gold produced
- kg
/
- oz 000
29
26
55
73,228
70,671
71,991
Revenue
- R/kg
/
- $/oz
- sold
330
349
339
58,382
61,601
59,897
Cash costs
- R/kg
/
- $/oz
- produced
264
304
283
PRODUCTIVITY
1,503
1,491
1,497
per employee
- g
/
- oz
- target
48.33
47.93
48.13
1,342
566
815
- actual
43.14
18.18
26.21
FINANCIAL RESULTS ( MILLION)
70.9
64.2
135.1
Gold revenue
10.3
10.2
20.5
64.5
65.2
129.7
Cost of sales
9.3
10.4
19.7
53.2
49.9
103.1
Cash operating costs
7.7
7.9
15.6
-
-
-
Other cash costs
-
-
-
53.2
49.9
103.1
Total cash costs
7.7
7.9
15.6
2.3
2.3
4.6
Rehabilitation costs
0.3
0.4
0.7
55.5
52.2
107.7
Production costs
8.0
8.3
16.3
4.8
4.3
9.1
Amortisation of mining assets
0.7
0.7
1.4
4.2
8.7
12.9
Inventory change
0.6
1.4
2.0
6.4
(1.0)
5.4
Operating profit
1.0
(0.2)
0.8
0.3
1.9
2.2
Capital expenditure
-
0.3
0.3

AUSTRALASIAN REGION
Six months
ended
June
2000
Quarter
ended
March
2000
Quarter
ended
June
2000
Six months
ended
June
2000
Quarter
ended
March
2000
Quarter
ended
June
2000
BROCKS CREEK
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
73
241
314
Volume mined
- bcm
/
- bcy
- 000
95
316
411
325
283
608
Treated
- tonnes /
- tons
- 000
358
312
670
1.24
1.63
1.42
Yield
- g/t
/
- oz/t
0.036
0.047
0.041
402
459
862
Gold produced
- kg
/
- oz 000
13
15
28
72,235
71,261
71,734
Revenue
- R/kg
/
- $/oz
- sold
327
350
339
42,199
51,875
47,359
Cash costs
- R/kg
/
- $/oz
- produced
192
255
226
PRODUCTIVITY
754
3,400
2,077
per employee
- g
/
- oz
- target
24.23
109.31
66.77
2,337
838
1,197
- actual
75.15
26.96
38.47
FINANCIAL RESULTS ( MILLION)
31.1
32.4
63.5
Gold revenue
4.5
5.1
9.6
23.6
24.8
48.6
Cost of sales
3.5
3.9
7.4
17.0
23.3
40.3
Cash operating costs
2.5
3.7
6.2
-
0.5
0.5
Other cash costs
-
0.1
0.1
17.0
23.8
40.8
Total cash costs
2.5
3.8
6.3
(2.8)
(2.4)
(5.1)
Rehabilitation costs
(0.4)
(0.4)
(0.8)
14.2
21.4
35.7
Production costs
2.1
3.4
5.5
5.2
9.6
14.8
Amortisation of mining assets
0.8
1.5
2.3
4.2
(6.2)
(1.9)
Inventory change
0.6
(1.0)
(0.4)
7.5
7.6
14.9
Operating profit
1.0
1.2
2.2
1.3
0.4
1.7
Capital expenditure
0.2
0.1
0.2

NOTES

Registered and Corporate Office
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6108
Transfer Secretaries
Computershare Services Limited
2nd Floor, Edura, 41 Fox Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: +27 11 370 7700
Fax: +27 11 836 0792
United Kingdom Registrar
Computershare Services PLC
PO Box 82
The Pavilions, Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
Authorised Representative
United States of America
Puglisi & Associates
850 Library Avenue, Suite 204
PO Box 885
Newark, Delaware 19715
United States of America
Telephone: +1 302 738 6680
Fax: +1 302 738 7210
ADS Depositary
The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1 212 815 2711
Fax: +1 212 571 3050
Australian Office
Level 11, 60 City Road
Southbank, Victoria 3006
Australia
Telephone: +61 3 9684 4999
Fax: +61 3 9696 9977
Australian Share Registry
Computershare Registry Services Pty Limited
Level 12, 565 Bourke Street
Melbourne, Victoria 3000
(GPO Box 2975EE
Melbourne, Victoria 3001)
Australia
Telephone: +61 3 9611 5711
Fax: +61 3 9611 5710
ADMINISTRATION

CONTACTS

Global BuyDIRECT
SM
The Bank of New York maintains a direct share
purchase and dividend reinvestment plan for
AngloGold.
For additional information, please visit The Bank of
New York's website at www.globalbuydirect.com or
call Shareholder Relations at 1-888-BNY-ADRS or
write to:
The Bank of New York
Shareholder Relations Department
Global BuyDIRECT
SM
Church Street Station
PO Box 11258
New York, NY 10286-1258
United States of America
SOUTH AFRICA
Steve Lenahan (Investor Relations)
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6248
Fax: +27 11 637 6107
E-mail: slenahan@anglogold.com
James Duncan (Media)
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6147
Fax: +27 11 637 6399/6400
E-mail: jduncan@anglogold.com
UNITED KINGDOM
Alex Buck
4th Floor, 12 St James's Square
London SW1Y 4RB
England
Telephone: +44 20 7849 5630
Fax: +44 20 7849 6137
E-mail: abuck@anglogold.com
UNITED STATES OF AMERICA
Charles Carter
509 Madison Avenue
Suite 1914
New York, NY 10022
United States of America
Telephone: (800) 417 9255 (toll free in the USA) or
+1 212 750 7999
Fax: +1 212 750 5626
E-mail: ccarter@anglogold.com
AUSTRALIA
Andrea Maxey
Level 11, 60 City Road
Southbank
Victoria 3006
Australia
Telephone: +61 3 9684 4920
Fax: +61 3 9684 4951
E-mail: amaxey@anglogold.com.au
General E-mail enquiries
investors@anglogold.com
AngloGold website
http://www.anglogold.com

PRINTED BY INCE (PTY) LTD

Certain forward-looking statements
Certain statements contained in this document, including without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and
production, the completion and commencement of commercial
operations of certain of AngloGold's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold's operations, economic performance and financial condition.
Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been
correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management.
Published by AngloGold's
Corporate Communications Department
PO Box 62117
Marshalltown
2107
South Africa
Telephone: +27 11 637 6147
Fax: +27 11 637 6399/6400
E-mail: investors@anglogold.com

Quarter
Quarter
Six months
Six months
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended ended
ended
ended
June
March
June
June
June
March
June
June
2000
2000
2000
1999
2000
2000
2000
1999
Rand/Metric
Dollar/Imperial
Gold
Produced
 kg/oz 000
55,957
54,509
110,466
107,150
1,799
1,752
3,551
3,445
Revenue
 R/kg/US$/oz sold
66,192
63,986
65,096
61,398
300
315
308
312
Total cash costs
 R/kg/US$/oz produced
45,745
44,569
45,165
41,031
207
219
214
209
Total production costs
 R/kg/US$/oz produced
52,737
51,022
51,891
46,753
239
251
245
238
Operating profit
 R/US$ million
821
749
1,570
1,565
119
118
237
256
Net capital expenditure
 R/US$ million
356
273
629
558
52
43
95
91
Attributable profit
 R/US$ million
424
430
854
1,629
61
67
128
266
Attributable earnings
 cents per share
397
402
799
1,665
57
62
120
272
Headline earnings
 cents per share
429
431
859
1,475
62
67
129
241
Headline earnings before
deferred taxation rate change
 cents per share
426
431
858
1,005
62
67
129
164
Dividends
 cents per share
750
900
110
149
REPORT
FOR THE QUARTER AND SIX MONTHS
ENDED 30 JUNE 2000
HIGHLIGHTS
Company results for the quarter
 Overall improvement in performance is reflected in a
10% increase in operating profit in rand terms.
 Gold production increases by 3% to 1.8 million oz.
 Total cash costs are reduced by 5% to US$207/oz.
 Increased deferred tax and reduced interest, together,
reduce headline earnings by 0.4% to R458 million.
Regional operating results for the quarter
SOUTH AFRICA
 A strong recovery at Great Noligwa and TauTona,
achieving many of the objectives set at last quarter
end, and an increase in gold production of 19% and
16% respectively.
 Corrective action in place at Bambanani, Elandsrand
and Joel but more work is needed.
 Gold production rises by 25,000 oz.
 Volume and value productivity indices improve,
despite a 2% decline in grade.
 Costs and tax reduce headline earnings marginally
by 1%.
AFRICA
 Record production and a 12% improvement in total
cash costs at Sadiola.
 Continued good performance at Navachab.
 First gold is poured at Geita, three months ahead of
schedule.
NORTH AMERICA
 Lower grades and continued bad weather reduce
production at Jerritt Canyon by 4%, but production
losses for the first two quarters will be recovered by
year end.
 Gold production increases by 16% at CC&V.
 Leach pad extension at CC&V is due for completion
ten weeks early.
SOUTH AMERICA
 Gold production is 1% up to 105,000oz.
 Total cash costs are 5% lower at US$133/oz.
AUSTRALASIA
 Sunrise Dam overcomes its first quarter problems
and increases production by 5% to 49,000oz.
 Production is up at Pine Creek and Tanami, but
slightly lower at Boddington.
Growth and market development
 AngloGold buys a 25% stake in OroAfrica, South
Africa's largest gold jewellery producer. It has a
strategic partnership with Filk, the world's largest
gold chain producer, and provides excellent growth
opportunities in South Africa and worldwide.
 Project AuTEK is launched to develop new industrial
uses for gold, and a gold catalysis symposium is
planned for next year.
Company results for the half year
 Operating profit virtually unchanged at R1,570 million.
 Headline earnings before deferred tax rate adjustment
down 7% due to lower interest and earnings from
associates.
 Attributable profit down 48% due to the inclusion of
abnormal items in the previous period.
 A dividend of R7.50 per share is declared, giving a 6%
yield on a share price of R269 per share.
ANGLOGOLD LIMITED
Registration No. 05/17354/06
Incorporated in the Republic of  South Africa

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date:  11 JULY 2003
By:    /s/ C R BULL

_

Name:  C R Bull
Title:     Company Secretary